Park Place

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8

2022 ANNUAL GENERAL AND	Notice of Annual General and Special Meeting of Shareholders

SPECIAL MEETING	Management Information Circular

Form of Proxy

Annual Financial Statement Request Form

Report to Shareholders

User Guide

Place:	Pacific Ballroom, Fairmont Hotel Vancouver 900 West Georgia Street Vancouver, BC V6C 2W6

and in a virtual format conducted via live audio webcast at https://web.lumiagm.com/484692983

Time:	2:00 p.m. (Vancouver time)

Date:	June 22, 2022

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact B2Gold Corp.’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211

Email: assistance@laurelhill.com

B2GOLD CORP.

CORPORATE DATA

Head Office

Suite 3400 - 666 Burrard Street, Park Place Vancouver, British Columbia V6C 2X8

Directors and Officers

Robert Cross - Chair and Director
Robert Gayton - Director

Jerry Korpan - Director
Bongani Mtshisi - Director
Kevin Bullock - Director
George Johnson - Director
Robin Weisman - Director
Liane Kelly - Director
Clive Johnson - Chief Executive Officer, President and Director
Roger Richer - Executive Vice President, General Counsel and Secretary
Mike Cinnamond - Senior Vice President, Finance and Chief Financial Officer
Tom Garagan - Senior Vice President, Exploration
Dennis Stansbury - Senior Vice President, Engineering and Project Evaluations
William Lytle - Senior Vice President and Chief Operating Officer
Randall  Chatwin  -  Senior  Vice  President,  Legal  and  Corporate  Communications
Dale Craig - Vice President, Operations and Country Manager, Gramalote Colombia Limited
Eduard Bartz -Vice President, Taxation and External Reporting

Victor King - Vice President, Exploration

Brian Scott - Vice President, Geology and Technical Services
John Rajala - Vice President, Metallurgy

Neil Reeder - Vice President, Government Relations
Dana Rogers - Vice President, Finance

Peter Montano - Vice President, Projects Kerry Suffolk - Treasurer

Peter Gibson - Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP

1600 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants
Suite 1400, 250 Howe Street

Vancouver, British Columbia V6C 3S7

Listing

Toronto Stock Exchange: Symbol "BTO"
NYSE American:  Symbol "BTG"
Namibian Stock Exchange:  Symbol "B2G"

B2GOLD CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

to be held on June 22, 2022

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the shareholders ("Shareholders") of B2GOLD CORP. ("B2Gold" or the "Company") will be held at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/484692983 on Wednesday, June 22, 2022 (the "Meeting Date"), at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited annual consolidated financial statements for 2021.

2. To set the number of directors of the Company at nine.

3. To elect directors of the Company for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Auditor of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration.

5. To vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the accompanying Management Information Circular of the Company dated May 11, 2022 (the "Information Circular").

6. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The board of directors of the Company (the "Board" or the "Board of Directors") has fixed the close of business on May 5, 2022, as the record date (the "Record Date") for determining Shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a Shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

IMPORTANT NOTICE

The Meeting is currently scheduled to take place in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/484692983.

The Company's Board of Directors and management are continuing to monitor ongoing public health concerns raised by COVID-19 and the advisories or mandates that Federal, Provincial and local governments, and related agencies, may issue, and will comply with all restrictions imposed under applicable laws and regulations to protect public health and limit the spread of COVID-19. Only registered Shareholders, non-registered Shareholders who have followed the procedures described in the Information Circular and their respective proxyholders will be entitled to attend the Meeting physically in person. If you are required to self isolate or quarantine, please do not attend the Meeting in person. In addition, the Board may decide that it is in the interests of our employees and Shareholders to adopt measures, including but not limited to mask wearing and social distancing, to preserve the health and wellbeing of any persons who seek to attend the Meeting in person.

If there are developments or changes in public health concerns arising from COVID-19 or to related regulations or public health mandates, including attendance capacity limits, the Company may determine that there will be additional restrictions on attending the Meeting in person, or that the Meeting will be held in a virtual-only format. In the event that the Company decides to impose additional restrictions on attending the Meeting in person or to hold the Meeting in a virtual-only format, the Company will make a public announcement to this effect by issuing a news release as soon as reasonably practicable and prior to the Meeting. The news release will be posted on the Company's website at https://www.b2gold.com and will be filed under the Company's profile on SEDAR at https://www.sedar.com and on EDGAR at https://www.sec.gov/. Shareholders are strongly encouraged to check the Company's website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

Notice and Access

This Information Circular is being sent to Shareholders using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form, while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods ("Notice and Access"). For more information, please refer to the Notice and Access Notification delivered to you.

Meeting Materials

Accompanying this Notice of Meeting are: (i) the Information Circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The Information Circular provides information relating to the matters to be addressed at the Meeting. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 22, 2022, being the date of the Meeting, as well as at the Meeting, subject to the Company's and its registered and records office's compliance with all restrictions and limitations imposed pursuant to any applicable laws, regulations and policies relating to, or in connection with, COVID-19. Shareholders are encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company's profile on SEDAR at https://www.sedar.com, on EDGAR at https://www.sec.gov/, on the Company's website at https://www.b2gold.com or by contacting Randall Chatwin, Senior Vice President, Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

Voting

If you are a registered Shareholder you are encouraged to vote in advance of the meeting. To do so, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Monday, June 20, 2022, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting. You may also vote on the internet or by phone by following the instructions set out in the form of proxy.

If you are a registered Shareholder, you may attend, participate and vote at the Meeting in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/484692983, provided you are connected to the internet and comply with all of the requirements set out in the Information Circular. If you plan to attend, participate and vote at the Meeting either in person or virtually, you should not vote before the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Non-registered Shareholders will be able to attend, participate in and vote at the Meeting in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/484692983 if they duly appoint themselves as proxyholder through the method specified by their intermediary and comply with all of the requirements set out in the Information Circular relating to that appointment and registration. If a non-registered Shareholder does not comply with these requirements, that non- registered Shareholder will be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on June 20, 2022 at 2:00 p.m. (Vancouver Time).

	Registered Shareholders Common Shares held in own name and represented by a physical certificate or DRS.	Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholder Questions

For more detailed information and instructions on voting, please refer to the Information Circular.

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 11th day of May, 2022.

BY ORDER OF THE BOARD

"Clive Johnson"

Clive Johnson
President, Chief Executive Officer

and Director

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	53

ANY OTHER MATTERS	53

ADDITIONAL INFORMATION	53

SCHEDULE "A" DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS	A-1

SCHEDULE "B" BOARD CHARTER	B-1

SCHEDULE "C" CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	C-1

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 11, 2022

IMPORTANT NOTICE

The Annual General and Special Meeting (the "Meeting") of the shareholders ("Shareholders") of B2Gold Corp. (the "Company") is currently scheduled to take place in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/484692983 on June 22, 2022 (the "Meeting Date") at 2:00 p.m. (Vancouver time).

The Company's Board of Directors (the "Board" or the "Board of Directors") and management are continuing to monitor ongoing public health concerns raised by COVID-19 and the advisories or mandates that Federal, Provincial and local governments, and related agencies, may issue, and will comply with all restrictions imposed under applicable laws and regulations to protect public health and limit the spread of COVID-19. Only registered Shareholders, non- registered Shareholders who have followed the procedures described in this management information circular (the "Information Circular") and their respective proxyholders will be entitled to attend the Meeting physically in person. If you are required to self isolate or quarantine, please do not attend the Meeting in person. In addition, the Board may decide that it is in the interests of our employees and Shareholders to adopt measures, including but not limited to mask wearing and social distancing, to preserve the health and wellbeing of any persons who seek to attend the Meeting in person.

If there are developments or changes in public health concerns arising from COVID-19 or to related regulations or public health mandates, including attendance capacity limits, the Company may determine that there will be additional restrictions on attending the Meeting in person, or that the Meeting will be held in a virtual-only format. In the event that the Company decides to impose additional restrictions on attending the Meeting in person or to hold the Meeting in a virtual-only format, the Company will make a public announcement to this effect by issuing a news release as soon as reasonably practicable and prior to the Meeting. The news release will be posted on the Company's website at https://www.b2gold.com and will be filed under the Company's profile on SEDAR at https://www.sedar.com and on EDGAR at https://www.sec.gov/. Shareholders are strongly encouraged to check the Company's website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting, you experience any technical difficulties, or are unable to access the Meeting for any reason, including as a result of any restrictions related to COVID-19.

The contents and the sending of this Information Circular have been approved by the Board. The Company reports its financial results in United States dollars. All references to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated. References to "US$" are used to indicate United States dollar values.

This Information Circular includes certain forward-looking information. Please refer to "Cautionary Note Regarding Forward-Looking Information" attached as Schedule "C" hereto.

NOTICE AND ACCESS

This Information Circular is being sent to both Registered Shareholders and Non-Registered Shareholders (as defined below) of common shares in the capital of the Company ("Common Shares") using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form ("VIF"), while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods. For more information, please refer to the Notice and Access Notification delivered to  you.

Non-Registered Shareholders who have previously provided the Company with standing instructions that they wish to receive paper copies of the Information Circular will continue to be mailed a paper copy of the Information Circular.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on the Meeting Date, being June 22, 2022, at 2:00 p.m. (Vancouver time) at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/484692983 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group ("Laurel Hill") is acting as the Company's proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at: 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America); or by e-mail at: assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of $37,500, plus reasonable out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals an authorization to execute each form of proxy.

VOTING PROCEDURES

Please carefully review and follow the voting instructions below based on whether you are a Registered or Non- Registered Shareholder of the Company:

  You are a "Registered Shareholder" if you have a share certificate or a DRS statement registered in your name representing the Common Shares.
  You are a "Non-Registered Shareholder" if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

Voting is Easy. Vote Well in Advance of the Proxy Deadline on June 20, 2022 at 2:00 p.m. (Vancouver Time).

	Registered Shareholders Common Shares held in own name and represented by a physical certificate or DRS.	Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

REGISTERED SHAREHOLDER VOTING

Option 1 - Voting by Proxy

Shareholders are encouraged to vote well in advance of the voting deadline.

If you are voting by proxy, send your completed proxy by fax or mail to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 20, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if the Meeting is adjourned (the "proxy cut-off time"). Late proxies may be accepted by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder's attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If the instructions in a form of proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting on any poll in accordance with the instructions of the Shareholder as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular, for the election of the nominees of management for directors, and for the appointment of the Auditor.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder's behalf at the Meeting other than the persons designated in the form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

Option 2 - Voting in person at the Meeting

If you are a Registered Shareholder who will attend the Meeting in person and wish to vote your Common Shares in person at the Meeting, you do not need to complete or return your proxy form. Your vote will be taken and counted at the Meeting.

In light of ongoing concerns related to the spread of COVID-19, on the Meeting Date, the Company will comply with all restrictions imposed under all applicable laws and regulations restricting the size of gatherings to protect public health and limit the spread of COVID-19.

In any case, Registered Shareholders who currently plan to attend the Meeting in person should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting in person or are unable to access the Meeting for any reason, including as a result of any restrictions related to COVID-19.

Option 3 - Voting Virtually at the Meeting via Internet Webcast at https://web.lumiagm.com/484692983

Registered Shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of Chrome, Firefox, Safari, Edge or Internet Explorer. Registered Shareholders and duly appointed proxyholders attending the Meeting must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected to the internet for the duration of the Meeting.

Registered Shareholders and duly appointed proxyholders wishing to attend and to vote virtually at the Meeting should not complete or return the proxy form and should instead follow these steps:

1. Log into https://web.lumiagm.com/484692983 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I have a Login".

3. Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received).

4. Enter the Password: "b2gold2022" (case sensitive).

Registered Shareholders who have duly appointed a proxyholder to attend and vote at the Meeting MUST register the appointed proxyholder with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 20, 2022. Computershare will ask for the appointed proxyholder's contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

NON-REGISTERED SHAREHOLDER VOTING

The information set forth in this section is of significant importance to many Shareholders of the Company as a substantial number of Shareholders are Non-Registered Shareholders because they do not hold their Common Shares in their own names and instead hold their shares through a bank, broker, or other intermediary.

This Information Circular and the accompanying materials are being sent to Registered Shareholders and Non- Registered Shareholders. Non-Registered Shareholders should note that only proxies deposited by Registered Shareholders, Shareholders whose names appear on the share register of the Company, will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Option 1 - Voting by Instruction

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's proxy to represent your Common Shares at the Meeting. Non-Registered Shareholders may call a toll- free number or go online to www.proxyvote.com to vote. Alternatively, the completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative.

The Company may utilize Broadridge's QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to  conveniently obtain a vote directly over the phone.

A Non-Registered Shareholder who receives a VIF or form of proxy cannot use that form to vote Common Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting in order to have the Common Shares voted at the Meeting on your behalf.

Accordingly, each Non-Registered Shareholder should:

(a) carefully review the VIF or form of proxy and voting procedures that the Shareholder's broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b) provide instructions as to the voting of the Shareholder's Common Shares in accordance with those voting procedures.

Option 2 - Voting in person at the Meeting

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of such Shareholder's broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Non- Registered Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with  the  instructions provided by such broker.

In light of ongoing concerns related to the spread of COVID-19, on the Meeting Date, the Company will comply with all restrictions imposed under all applicable laws and regulations restricting the size of gatherings to protect public health and limit the spread of COVID-19.

Except as provided above, Non-Registered Shareholders will not be able to attend the Meeting in person.

Option 3 - Voting Virtually at the Meeting via Internet Webcast at https://web.lumiagm.com/484692983

Non-Registered Shareholders wishing to attend and to vote at the Meeting online or appoint a person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf should instead follow these steps:

1. Appoint yourself or the desired person to act on your behalf as a proxyholder. Non-Registered Shareholders who wish to attend the Meeting online via the live audio webcast must enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

2. Register with Computershare. Non-Registered Shareholders must register themselves or the appointed proxyholder with Computershare by visiting https://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 20, 2022. Computershare will ask for the Non-Registered Shareholder's or appointed proxyholder's contact information and will send such Shareholder or appointed proxyholder a user ID number or username via email shortly after this deadline.

3. Log into https://web.lumiagm.com/484692983 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

4. Click on "I have a Login".

5. Enter your user ID number or username, which Computershare will have provided to you by email, and enter the Password: "b2gold2022" (case sensitive).

Notwithstanding the foregoing, Non-Registered Shareholders located in the United States will generally have to first obtain a valid legal proxy from their intermediary and will need to submit such legal proxy to Computershare at 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by email at: uslegalproxy@computershare.com. For further details, Non-Registered Shareholders located in the United States should contact their intermediary directly. Additionally, requests for registration from Non-Registered Shareholders located in the United States that wish to attend and vote at the Meeting online must be deposited with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 20, 2022. Once such legal proxy is deposited with Computershare in accordance with these instructions, such Shareholder should receive from Computershare a user ID number or username via email shortly after this deadline and may then proceed with following instructions 3, 4 and 5 above.

If a Non-Registered Shareholder does not comply with these requirements, such Non-Registered Shareholder will be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

VIRTUAL PARTICIPATION AT THE MEETING

Questions at the Meeting

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to offer participation at this year's Meeting virtually. It is anticipated that Registered Shareholders and proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the Meeting as those Shareholders and proxyholders attending in person. Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal. Only Registered Shareholders and duly appointed proxyholders will be able to submit questions. Guests will not be able to submit questions.

To ask a question, please follow the steps outlined below:

1. Tap on the icon and then type your question.

2. Compose your question and then press the send to deliver your question to the Chair.

3. Once you have pressed the send icon in Step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate  to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

As part of the Meeting, the Company will hold a Q&A session during which the Chair and the Company's senior management intend to answer questions submitted during the Meeting.

Difficulties Accessing the Virtual Meeting

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting for any reason.

If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please contact Lumi, the provider of the virtual meeting interface, at: support- ca@lumiglobal.com.

Assistance with Voting

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

REVOCABILITY OF PROXIES AND CHANGE OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof, or provided to the Chair of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote. The latest proxy received by Computershare will be the only one that is valid.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. Registered Shareholders may attend and vote in person or virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker's or intermediary's cut-off time, to arrange to change the vote and, if necessary, revoke the proxy.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304- 0211 (Outside North America); or by email at: assistance@laurelhill.com.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors has fixed the close of business on May 5, 2022 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,056,555,191 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the Registered Shareholders on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder's name; Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholders beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
BlackRock, Inc.	107,214,649	10.15%
Van Eck Associates Corp.	109,589,953	10.37%

BUSINESS OF THE MEETING

Election of Directors

The Company's Articles provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of nine directors, all of whom are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at nine. Each of the nine persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office.

Majority Voting for Directors

The Company has a policy (the "Majority Voting Policy") which requires, unless there is a contested election, any nominee for election as a director who receives a greater number of votes "withheld" than votes "for" such nominee's election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting, effective on acceptance by the Board. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. No Director who has tendered his or her offer to resign will attend any meetings of the Corporate Governance and Nominating Committee or the Board where his or her resignation is discussed, or a related resolution is voted upon. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors' resignation offer.

Advance Notice of Director Nominations

The Company has adopted a policy (the "Advance Notice Policy"), which was approved by the Board on April 22, 2014, and ratified, confirmed and approved by the Shareholders on June 13, 2014. The Advance Notice Policy was subsequently amended by the Board on March 13, 2018 to implement certain non-material, clarifying amendments of a housekeeping nature. On February 23, 2021 and April 28, 2021, as part of its continuous review of the Company's corporate governance practices, the Board approved certain additional amendments to the Advance Notice Policy, which amendments were ratified by the Shareholders at the Company's Annual General and Special Meeting on June 11, 2021.

Through the Advance Notice Policy, the directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual general and/or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general and/or special meeting of Shareholders.

No director nominations have been made by the Shareholders in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

Nominees

The persons named below will be presented for election at the Meeting as management's nominees. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the election of these nominees. Each director elected will hold office until the next annual general meeting of the Company or until such director's successor is elected or appointed, unless such director's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management's nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person's discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including his or her province or state and country of residence, position with the Company, his or her present and past principal occupation or employment for the past five years, the date of first appointment as a director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person, all of which information is at the date of this Information Circular. In addition, please refer to "Executive Compensation - Director Compensation - Share Ownership Guidelines" on page 36 of this Information Circular for further details on each director's current shareholdings pursuant to the Company's Share Ownership Guidelines (as defined below).

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past Five Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
Clive Johnson, Director, President and Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of B2Gold Corp.	December 17, 2006	3,735,994(3)
Robert Cross, Director, Chair(5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chair of public companies, principally in the resource sector	October 22, 2007	97,160
Robert Gayton, Director(4)(5)(6) British Columbia, Canada	Consultant to various public companies since 1987	October 22, 2007	170,000
Jerry Korpan, Director(4)(6)(7) London, England	Director of several public natural resource companies	November 20, 2007	2,800,000
Bongani Mtshisi, Director(5)(7) Gauteng, South Africa	CEO of BSC Resources Ltd. from October 2005 to present, a company that is involved in the exploration and development of copper and nickel commodities in South Africa	December 22, 2011	22,800
Kevin Bullock, Director(4) Ontario, Canada	President, CEO and Director of Anaconda Mining Inc., formerly Chief Executive Officer and director of Mako Mining Corp., public resource companies	December 20, 2013	72,133
George Johnson, Director(7) Washington, USA	Director of several public natural resource companies	March 15, 2016	500,000
Robin Weisman, Director(6)(7) Virginia, USA	Principal investment officer of International Finance Corporation until June 2017. Non-Executive Director of several companies in the natural resource sector since 2017	October 23, 2017	2,121
Liane Kelly, Director(7) Ontario, Canada	Professional engineer and international development specialist in the mining sector. Corporate Social Responsibility consultant to B2Gold until June 2020, formerly Director of Geosoft Inc.	January 1, 2020	0

Notes:

(1) The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) In addition to the Common Shares held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee (together with Roger Richer, Executive Vice President, General Counsel and Secretary, and Tom Garagan, Senior Vice President, Exploration) of an incentive plan (the "B2Gold Incentive Plan") that holds 1,705,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold Common Shares purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by Mr. Johnson as set forth in the table above includes 426,250 Common Shares that are held pursuant to such declaration of trust.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance and Nominating Committee.

(7) Member of the Health, Safety, Environmental, Social and Security Committee.

Cease Trade Orders or Bankruptcies

No proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Appointment of Auditor

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company, and to authorize the directors of the Company to fix their remuneration.

Advisory Vote on Executive Compensation

The Company endorses a "pay for performance" approach for executive compensation in order to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. We believe that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of our Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Executive Compensation" below.

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the Meeting."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the "Say on Pay" advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting.

The Board of Directors recommends that Shareholders vote FOR the approach to executive compensation. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the advisory resolution to support the Company's approach to executive compensation.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the Company's Named Executive Officers (each, a "Named Executive Officer" or "NEO"). As at December 31, 2021, the Company had six Named Executive Officers:

(i) Clive Johnson, President and the Chief Executive Officer of the Company ("CEO");

(ii) Michael Cinnamond, Senior Vice President, Finance and the Chief Financial Officer of the Company ("CFO");

(iii) Roger Richer, Executive Vice President, General Counsel and Secretary;

(iv) Tom Garagan, Senior Vice President, Exploration;

(v) Dennis Stansbury, Senior Vice President, Engineering and Project Evaluations; and

(vi) William Lytle, Senior Vice President and Chief Operating Officer ("COO").

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so and described below in Canadian dollars, unless otherwise stated.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company's compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company's executive officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company's executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by the Company's management team and the organizational structure for management of the Company's operations. The Compensation Committee reports to the Board of Directors on the committee's functions and on the results of its reviews and any recommendations.

Composition of the Compensation Committee

The members of the Compensation Committee are presently Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, all of whom are considered independent for the purposes of National Instrument 52-110, Audit Committees ("NI 52-110"), National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101") and the applicable rules of the NYSE American LLC (the "NYSE American"). All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company's compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director of the Company. He is Chair of the Compensation Committee and is a member of the Corporate Governance and Nominating Committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. He is currently also a co- founder and Chairman of Standard Lithium Ltd (since 2018). Between 2004 and 2016 he was co-founder and Chairman of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and he received his MBA from Harvard Business School in 1987.

Robert Gayton

Mr. Gayton currently serves as an independent director of the Company. He previously served as a director of several public and private companies and was the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He was also a member of the audit committee and compensation committee of several resource-based public companies and served in this capacity for over 15 years. Mr. Gayton received a Bachelor of Commerce from the University of British Columbia in 1962 and a Ph.D. in Business from the University of California (Berkeley) in 1973. Mr. Gayton obtained his Chartered Accountant designation in 1964.

Bongani Mtshisi

Mr. Mtshisi currently serves as an independent director of the Company and is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx Gold Corp., a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. He is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, De Beers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi has a National Diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Each of Messrs. Cross, Gayton and Mtshisi has skills and direct experience as described above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Company's compensation policies and practices. In their roles within and outside of the Company, each member of the Compensation Committee has participated in compensation planning sessions, compensation decision-making and compensation discussions with industry consultants.

Risk Management and Assessment

The Company's compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board, with the assistance of the applicable Board committees, provides regular oversight of the Company's risk management practices. The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Company's compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. In fulfilling its risk oversight function with respect to the Company's compensation policies and practices, the Compensation Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company's executives from taking unnecessary or excessive risk:

  the Company's approach to performance evaluation and compensation will provide greater rewards for achieving both short-term and long-term objectives;

  short-term incentive payments are derived from performance against pre-approved annual objectives for both the Company and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;

  the identification, tracking and mitigation of environmental, social and governance risk, while already ingrained in the Company's business practices, is also considered more formally in the NEOs annual scorecard;

  short-term incentive bonuses may be paid in the form of restricted share units ("RSUs") or performance share units ("PSUs") with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short-term gain;

  our Named Executive Officers each hold significant numbers of Common Shares and are required under the Company's Share Ownership Guidelines to continue to hold a material value of the Company's Common Shares while in the employ of the Company;

  a formal hedging prohibition that prohibits executive officers from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments;

  a clawback policy that specifies the recoupment of incentive compensation applicable to executive officers upon material financial restatements and misconduct; and

  the Compensation Committee retains a compensation consultant that is independent of management and does not provide advice to management.

Based on this review, the Compensation Committee believes that the Company's total executive compensation program does not encourage executive officers to take unnecessary or excessive risk and has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging Prohibition

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries', directors and officers, including NEOs, for investment purposes only. Pursuant to the Company's anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company's prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company's best interests and must be avoided. Directors and officers of the Company, including NEOs, are prohibited from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments including, without limitation, selling a call or buying a put on the Company's securities or purchasing the Company's securities with the intention of reselling them within six months or selling the Company's securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

Clawback Policy

The Board has adopted a clawback policy specifying the consequences with respect to incentive awards in the event of negligence, fraud or willful misconduct resulting in a restatement of the Company's financial statements. The clawback policy provides that where there is a restatement of the financial results of the Company for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement an executive officer engaged in negligence, fraud or willful misconduct, the Board or the Compensation Committee may: (i) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (ii) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

For purposes of the clawback policy, "excess compensation" means the difference between the amount or value of any performance-based compensation actually paid or awarded to an executive officer and the amount or value that would have been paid or awarded as calculated or determined based on the financial statements of the Company as restated. "Performance-based compensation" includes all bonuses and other incentive compensation that is paid or awarded to any executive officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee and includes incentive compensation awarded or paid in any form, including cash or equity- based, whether vested or unvested.

Share Ownership Guidelines

The Company's share ownership guidelines (the "Share Ownership Guidelines") ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the following amounts (collectively, the "Executive Ownership Requirements"):

Executive	Share Ownership Requirement
CEO	3 times annual salary
CFO	2 times annual salary
Executive Vice President ("EVP")	2 times annual salary
Other NEOs	1 times annual salary

Compliance with the applicable Executive Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their employment as a CEO, CFO, EVP or other NEO; and (ii) May 8, 2021. In the event of an increase in an individual's annual base salary following such five year period, he or she will have one year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual's level of Common Share ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As outlined in the table below, as at the Record Date, all the NEOs meet or exceed the applicable Executive Ownership Requirement.

Executive	Shareholding Requirement	Current Ownership as of Record Date
		# of Common Shares	# of RSUs	Total Value ($)(2)	Multiple of Salary
President and CEO (Clive Johnson)	3x salary	3,735,994(1)	1,034,512	27,621,230	21.2 x
Executive Vice President, General Counsel and Secretary (Roger Richer)	2x salary	350,002 (1)	310,356	3,823,473	6.4 x
Senior Vice President, Finance and CFO (Michael Cinnamond)	2x salary	150,550	310,356	2,668,646	4.1 x
Senior Vice President, Operations and COO (William Lytle)	1x salary	108,035	310,356	2,422,484	3.7 x
Senior Vice President, Exploration (Tom Garagan)	1x salary	1,737,455 (1)	310,356	11,856,826	19.8 x
Senior Vice President, Engineering and Project Evaluations (Dennis Stansbury)	1x salary	3,180,196	310,356	20,210,296	33.7 x

Notes:

(1) Does not include 426,250 Common Shares held pursuant to the B2Gold Incentive Plan.

(2) The values in this column were calculated by adding the number of Common Shares and RSUs and multiplying by the volume weighted average trading price ("VWAP") of the Common Shares for the 20 trading days prior to the Record Date.

Compensation Consultant

In December 2021, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") to provide an independent review of the executive officers' and directors' overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices. The Compensation Committee originally retained Lane Caputo in December 2016 and Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company since its original engagement.

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the Company's directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation- Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2021	$102,665	Nil
Lane Caputo Compensation Inc.	2020	$86,029	Nil

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals.

The Company's compensation philosophy is based on the following fundamental principles:

  compensation programs align with Shareholder interests - the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value;

  performance sensitive - compensation for executive officers is linked to operating and market performance of the Company and fluctuates with the performance; and

  market competitive compensation - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value.

Compensation Benchmarking

The Compensation Committee, as part of its annual compensation review process and with the assistance of its external advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

  Canadian-headquartered, publicly traded gold companies with operating and/or development projects primarily with international locations;

  companies of similar size as measured by market capitalization, revenues and production volumes; and

  companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee but will be one of several factors the Compensation Committee will consider from time to time in its review of executive compensation.

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2021 and into the 2022 fiscal year, the following list of mining companies was developed:

Agnico Eagle Mines Ltd.	Evolution Mining Ltd.	OceanaGold Corp.
Alamos Gold Inc.	First Quantum Minerals Ltd.	Pan American Silver Corp.
Centerra Gold Inc.	IAMGOLD Corp.	SSR Mining Inc.
Eldorado Gold Corp.	Kinross Gold Corp.	Yamana Gold Inc,
Endeavour Mining Corp. (1)	Kirkland Lake Gold Ltd.(2)
Equinox Gold Corp.	Lundin Mining Corp.

Notes:
(1) Endeavour Mining Corporation became Endeavour Mining plc pursuant to a scheme of arrangement completed on June 11, 2021.

(2) Kirkland Lake Gold Ltd. was acquired by Agnico Eagle Mines Ltd. and delisted from the TSX on February 9, 2022 and subsequently removed from the comparator group.

The table below summarizes the Company's relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec. 31, 2021) (US$ 000s)	2021 Annual Revenue (US$ millions)	2021 Gold Production (ounces)	Number of Producing Mines
25th Percentile	2,224.2	1,046.9	433,602	4
50th Percentile	4,644.7	1,553.5	601,550	5
75th Percentile	6,121.6	3,272.2	1,116,539	7
B2Gold Corp.	4,151.0	1,762	1,047,414 (1)	3(2)

Notes:

(1) Production from the Company's three operating mines reflected on a 100% basis and includes 59,819 ounces of attributable production from Calibre Mining Corp.'s ("Calibre") operations, reflecting the Company's approximate 33% equity ownership interest in Calibre for the year ended December 31, 2021 (subsequently reduced to a 25% equity ownership interest following Calibre's acquisition of Fiore Gold Ltd.).

(2) Excluding Calibre's El Limon and La Libertad Mines.

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive's compensation in the context of the total compensation package and the desired mix of "at-risk" versus fixed elements of compensation as per the Company's compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company's performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2021, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: the Company's financial results; the Company's operational results; the duties and responsibilities of each NEO; and their respective performance and contribution towards 2021 results. For additional detail surrounding the specific performance goals and goal attainment for 2021 that influenced the Compensation Committee's decisions on executive compensation for 2021, please see "2021 Compensation Details" below.

Components of Compensation

The Company's executive compensation program for the financial year ended December 31, 2021 consisted primarily of the following elements:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. Actual salary levels are set in relation to the Company's compensation philosophy and relative to the emphasis on other compensation program elements. The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest calibre to continue the successful execution of the Company's strategy.
Short Term Incentive ("STI")	Cash (or RSUs at the discretion of the Compensation Committee)	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.	Our executives have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. The short- term incentive plan provides for cash payments (or the deferral of cash payments into RSUs at the discretion of the Compensation Committee) when pre-determined corporate and individual objectives are met or exceeded. The objectives that comprise the corporate component of the STI are the same for each executive officer, with the individual component pertaining directly to the specific role and responsibilities of each executive. Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. STI payments ultimately awarded to the NEOs will, from time to time, involve the Compensation Committee's application of discretion. Application of discretion by the Compensation Committee will consider mitigating factors in the determination of performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

Compensation Element	Form	Purpose of Element	Determination
Restricted Share Unit Plan (the "RSU Plan")	Common Shares issued from treasury	Designed to motivate executives and employees to create and grow sustainable Shareholder total return over successive three-year performance cycles.

Under the RSU Plan, unless the grant notice specifies otherwise, RSUs vest rateably over three years in accordance with, and subject to, the terms of the RSU Plan. RSU accounts are credited with additional units in accordance with the Plan in the event dividends on Common Shares are paid by the Company. The number of RSUs, in conjunction with the number of Options (as defined below) and PSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Performance Share Unit Plan (the "PSU Plan")	Common Shares issued from treasury

Designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

Under the PSU Plan, the PSUs vest in accordance with a performance period (typically three years) to be determined by the Compensation Committee, at its sole discretion, at the time of such grant in accordance with, and subject to, the terms of the PSU Plan. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% of the number awarded, based on the Compensation Committee's determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options and RSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Stock Option Plan	Common Shares issued from treasury

Promotes a share ownership perspective among executives, encourages executive retention, encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives' interests with Shareholders' interests through participation in share price appreciation.

Under the Company's amended and restated Stock Option Plan dated June 8, 2018, as amended (the "Stock Option Plan"), grants of options ("Options") are typically made upon the commencement of an executive's employment with the Company. Additional grants may be made at the discretion of the Board based on the individual's level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed 10 years in respect of Options granted prior to April 28, 2021 and five years in respect of Options granted on or after April 28, 2021, and vesting provisions, which, with respect to Options granted to the CEO on or after May 8, 2018, must not be less than rateably over five years.

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company. From time to time, the Compensation Committee reviews the Company's benefit programs, to ensure continued alignment with market practices. The Company offers only limited perquisites to the Named Executive Officers, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the Named Executive Officers or promote the efficient performance of the Named Executive Officers' duties. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

Target Executive Pay Mix

Each of our NEOs receives a combination of the three main elements of pay: salary; STI; and long-term incentives (RSUs, PSUs and Options), with only annual salary being a guaranteed form of compensation and all other elements being "at-risk" and variable, based on both annual and long-term corporate performance. The "at-risk" component of total compensation is roughly 80% for our NEOs. For 2021 compensation, a minimum of 45% of the target value of long-term incentives for our NEOs was in the form of 100% performance-contingent PSUs, which were granted to each Named Executive Officer as part of their 2021 compensation on April 4, 2022, with a three-year performance period commencing on January 1, 2022 and with pre-established performance measures set on such date, all in accordance with and subject to the terms of the PSU Plan.

2021 Compensation Details

Base Salaries

NEO salaries remained unchanged from 2020 and there are no salary increases planned for the Company's NEOs in 2022.

Short-Term Incentive Award Determination

Target incentive levels under the STI for 2021 performance for the NEOs were as follows:

Name	2021 Annual Base Salary ($)	Target (% of Annual Base Salary)	Target ($)
Clive Johnson	1,300,000	75	975,000
Michael Cinnamond	650,000	75	487,500
Roger Richer	600,000	75	450,000
Tom Garagan	600,000	75	450,000
Dennis Stansbury	600,000	75	450,000
William Lytle	650,000	75	487,500

Actual incentive payments may be above or below target based on performance outcomes for a given year. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to executive officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee can apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant.

In December 2020, corporate objectives were selected to reflect the Company's top priorities for success in 2021. In March 2022, after financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses to employees, including executive officers of the Company.

Category & Weighting		Performance Range			Actual Result
	Objective	Threshold	Target	Stretch
Operational (30%)	Gold Production (ounces)(1)	965,000	980,000	995,000	987,595 (Above Target)
	Cash Operating Costs per gold ounce (produced)(2)	US$520	US$500	US$480	US$511 (Below Target)
	All-In Sustaining Costs (“AISC”) per gold ounce (sold)(2)	US$900	US$880	US$860	US$874 (Target)
Financial (20%)	Cash Flow per Share	US$0.54	US$0.60	US$0.66	US$0.69 (Exceptional)

Category & Weighting		Performance Range			Actual Result
	Objective	Threshold	Target	Stretch
	Obtain new exploration permit from the Government of Mali with substantially similar terms and perimeter as the previous Menankoto Permit		Secure new exploration permit during 2021		Agreement in principle reached with Government of Mali in December, 2021; new Menankoto Permit issued February, 2022. (Target)
Development (20%)	Develop production plan for Cardinal Zone and bring production online in Q3		Complete updated Mineral Resource estimate for the Cardinal zone (Q1); Commence production at Cardinal (Q3)		Mineral Resource estimate completed Q2 (Below Target) Ore production commenced in Q3 (Target)
	Re-evaluate the Kiaka Project in Burkina Faso to determine development/divestiture plan		Updated economic assessment by Q2 (internal review). Updated feasibility study by mid-year.		Following internal review, the Kiaka Project was sold to West African Resources Limited under favourable terms (Target)
Environment, Social & Governance (20%)	Complete installation and commissioning of Fekola Solar Plant		Q2		Q2 (Target)
	Environmental Incidents (Level 4 or 5)		Zero		Zero (Target)
	Total Recordable Injury Frequency Rate(3)		0.59		0.27 (Exceptional)
	Work-related fatalities		Zero		Zero (Target)

Category & Weighting		Performance Range			Actual Result
	Objective	Threshold	Target	Stretch
	Completion of approved corrective action plans to address all high risk findings of site- specific external, independent Audit Reports of B2Gold Social Performance Standards(4)		Within 4 weeks of receipt		Target Met
Shareholder (10%)	1-Year Relative TSR Performance (versus the S&P/TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	35th percentile (Below Threshold)

Notes:

(1) Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company's Annual Information Form dated March 30, 2022, we do not hold a 100% interest in all of such mines. Targeted gold production for 2021 was lower than the 2020 target range (and lower than 2020 actual gold production) in accordance with the Company's mine plans for both the Fekola and Otjikoto mines. Specifically, both mine plans called for significant waste rock stripping campaigns during the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits), prior to reaching the higher-grade zones of the Fekola Pit the higher-grade zone at the base of the Wolfshag Pit.

(2) The Cash Operating Costs target for 2021 was both higher than budgeted and than actual performance in 2020. The higher targeted cost range for 2021 was based primarily on the weighting of production and timing of waste rock stripping per the Company's mine plans, as mentioned above. For example, Fekola's Cash Operating Costs per gold ounce were expected to be between US$530 - US$570 per ounce in the first half of 2021, as a result of significant waste stripping operations and associated lower mined ore grades as Phases 5 and 6 of the Fekola Pit were developed during the first half of 2021. Cash Operating Costs were then planned to significantly improve to between US$315 - US$355 per ounce during the second half of 2021 once the higher-grade zones in the Fekola Pit were reached. Additional considerations to Cash Operating Costs for 2021 included the higher forecast fuel and labour costs across the Company's operations in 2021, especially in Mali.

Cash Operating Costs per gold ounce and AISC are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company's consolidated financial statements. Cash Operating Costs are derived from amounts included in the statement of operations, and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits divided by total gold produced. The Company defines AISC per ounce as the sum of Cash Operating Costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based compensation expense, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure. Readers should refer to the Company's Management Discussion and Analysis for the year ended December 31, 2021 available under the Company's profile on SEDAR at https://www.sedar.com and is incorporated by reference in this Information Circular for a more detailed discussion of how the Company calculates such measures and a reconciliation to IFRS terms.

(3) Rate is calculated based on 200,000 work hours and versus the most recent International Council on Mining and Metals Group Average.

(4) Independent audits of the B2Gold Social Performance Standards were conducted in 2021 at our Fekola and Otjikoto operations. Approved correction action plans were completed at each operation within 4 weeks of receipt of the respective audit reports. An independent audit could not be conducted in 2021 at our Masbate operation due to COVID-19-related travel restrictions, and therefore this performance objective is not applicable to Masbate.

In evaluating 2021 corporate performance, upon consultation with management, the Compensation Committee considered the performance-related results achieved by the Company in 2021, both within the context of the goals and objectives set in December 2020 and the macroeconomic factors impacting the gold sector globally, including the impact of the COVID-19 pandemic on the Company's operations and the Company's successful mitigation of COVID-19 impacts on its operations. Based on its assessment of the 2021 corporate achievements outlined above, and each NEO's individual performance, the Compensation Committee determined that a performance rating of 1.0x target was warranted for each of the Named Executive Officers for 2021 performance, with the exception of Mr. Lytle, who received a performance rating of 1.3x target as a result of his exceptional stewardship of both the Fekola Mine and the Anaconda Area during 2021. The Board subsequently supported the recommendations of the Compensation Committee for the following STI awards:

Name	Short-Term Incentive Award
Clive Johnson	$975,000(1)
Michael Cinnamond	$487,500
Roger Richer	$450,000
Tom Garagan	$450,000
Dennis Stansbury	$450,000
William Lytle	$650,000

Notes:

(1) In 2020, Mr. Johnson requested that his short-term incentive target opportunity be reduced to $975,000 (75% of annual salary), to be aligned with the remainder of the NEOs.

Long-Term Incentive Compensation - Options, RSUs and PSUs

For long-term incentive compensation in respect of 2021, the Compensation Committee determined that awards for the NEOs would comprise 43% PSUs, 43% RSUs and 14% Options except for the CEO, whose awards were split equally between RSUs and PSUs.

In 2019, the Compensation Committee introduced the PSU Plan for all executive officers, which was approved by Shareholders at the Company's annual general and special meeting held on June 14, 2019. PSUs were granted to NEOs as part of the Company's 2021 executive officer compensation, with a three-year performance period commencing January 1, 2021 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 - 200% of the number of PSUs awarded, contingent upon the Company's performance against predetermined performance metrics.

For PSUs granted as part of 2021 compensation, the Compensation Committee determined that the PSUs will vest based on the Company's three-year relative total Shareholder return ("RTSR") against the S&P/TSX Global Gold Index, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 90th Percentile	200%
Target	RTSR at 60th percentile	100%
Threshold	RTSR at 30th percentile	50%
Below Threshold	RTSR below 30th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above. For more details regarding the PSU Plan, please see Schedule "A" to this Information Circular.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares on January 1, 2017 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for executive officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders' experience, total compensation for our Named Executive Officers increases and decreases in alignment with Shareholder returns over the past five years.

	2016	2017	2018	2019	2020	2021
S&P/TSX Composite Index	$100	$106	$94	$112	$114	$139
S&P/TSX Global Gold Index	$100	$101	$96	$135	$162	$150
Gold Price (US$/oz)	$100	$112	$111	$131	$163	$157
B2 Gold Corp.	$100	$122	$125	$164	$228	$166

Total NEO Compensation		$14,419,361	$19,276,348	$20,577,037	$22,629,565	$22,673,960

Please note that, when viewing the chart above, the total compensation for each year represents the aggregate of the total compensation for the six Named Executive Officers as presented in the Summary Compensation Table for each year, inclusive of the fair value of RSUs, PSUs and Options, in each case on the grant date. For 2019, the chart above excludes the value of the retention awards made to Messrs. Cinnamond and Lytle as these awards relate to the Company's succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company's three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compen- sation ($)(4)	Total compensation ($)
					Annual incentive program(3)(6)	Long- term incentive plans
Clive Johnson, President and CEO	2021 2020 2019	1,300,000 1,300,000 1,200,000	5,000,000 5,000,000 5,000,000	0 500,000 Nil	975,000 975,000 1,200,000	Nil Nil Nil	410,375 258,546 19,701	7,685,375 8,033,546 7,419,701
Michael Cinnamond, Senior Vice President of Finance and CFO(5)	2021 2020 2019	650,000 650,000 590,000	1,500,000 1,500,000 1,500,000	250,000 250,000 3,500,000	487,500 487,500 590,000	Nil Nil Nil	132,375 85,359 10,491	3,019,875 2,972,859 6,190,491
Roger Richer, Executive Vice President, General Counsel and Secretary	2021 2020 2019	600,000 600,000 550,000	1,500,000 1,500,000 1,500,000	250,000 250,000 Nil	450,000 450,000 550,000	Nil Nil Nil	131,693 86,072 10,491	2,931,693 2,886,072 2,610,491
Tom Garagan, Senior Vice President of Exploration	2021 2020 2019	600,000 600,000 550,000	1,500,000 1,500,000 1,500,000	250,000 250,000 Nil	450,000 450,000 550,000	Nil Nil Nil	128,531 83,127 10,491	2,928,531 2,883,127 2,610,491
Dennis Stansbury, Senior Vice President of Engineering and Project Evaluations	2021 2020 2019	600,000 600,000 525,000	1,500,000 1,500,000 1,500,000	250,000 250,000 Nil	450,000 450,000 525,000	Nil Nil Nil	125,367 80,389 4,616	2,925,367 2,880,389 2,554,616
William Lytle, Senior Vice President, Operations and COO(5)	2021 2020 2019	650,000 650,000 590,000	1,500,000 1,500,000 1,500,000	250,000 250,000 3,500,000	650,000 487,500 590,000	Nil Nil Nil	133,119 86,072 11,247	3,183,119 2,973,572 6,191,247

Notes:

(1) All share-based incentive awards listed in the table above reflect a dollar amount of RSUs and PSUs granted to each Named Executive Officer as follows: (i) for the year ended December 31, 2019, 551,876 RSUs granted to Mr. Johnson and 165,563 RSUs granted to each Named Executive Officer other than Mr. Johnson on March 17, 2020 in respect of 2019 compensation; (ii) for the year ended December 31, 2020, 396,825 RSUs and 396,825 PSUs granted to Mr. Johnson and 119,048 RSUs and 119,048 PSUs granted to each Named Executive Officer other than Mr. Johnson on May 7, 2021 in respect of 2020 compensation; and (iii) for the year ended December 31, 2021, 424,448 RSUs and 424,448 PSUs granted to Mr. Johnson and 127,334 RSUs and 127,334 PSUs that were granted to each Named Executive Officer on April 4, 2022 in respect of 2021 compensation. Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in 2019, the VWAP of the Common Shares on the TSX calculated over one day immediately preceding the date of such grant in 2020, and the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in 2021. In respect of PSUs only, the Compensation Committee has discretion to determine a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%. For more information on the RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

(2) Includes Options granted on May 7, 2021 in respect of 2020 compensation and on March 31, 2022 in respect of 2021 compensation. The "grant date fair value" of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions:

	2019	2020	2021
Expected volatility	53.95%	49.15%	49.52%
Expected life of Option	10 years	3.10 years	3.06 years
Risk-free interest rate	1.62%	0.51%	2.27%
Dividend Rate	1.071%.	3.121%	3.486%

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes. Options granted to Mr. Johnson for 2020 are based on the following assumptions as a result of his different vesting schedule: expected volatility of 48.92%; expected life of option of 3.66 years; and risk-free interest rate of 0.63%.

(3) Cash bonus, paid in April, 2022, for services performed for the financial year ended December 31, 2021. Cash bonuses are paid in the first six months of the year following the fiscal year to which the STI payment relates.

(4) All other compensation is comprised of: (i) parking costs and/or wellness allowance; (ii) in respect of 2021 compensation, the dollar value of dividend equivalent RSUs credited under the RSU Plan for 2021 as follows: (a) $227,280.82 for Mr. Johnson, (b) $72,314.21 for each of Messrs. Cinnamond, Richer, Garagan and Lytle, and (c) $71,630.21 for Mr. Stansbury; and (iii) in respect of 2021 compensation, the dollar value of dividend equivalent PSUs credited under the PSU Plan for 2021 as follows: (a) $175,769.72 for Mr. Johnson, (b) $52,737.07 for each of Messrs. Cinnamond, Richer, Garagan and Lytle, and Mr. Stansbury (which do not vest unless the corresponding PSUs also vest).

(5) Option awards to Messrs. Cinnamond and Lytle during 2019 represent retention awards tied to the Company's executive succession plan and fully vest over eight years, with a maximum term of 10 years.

(6) During the 2020 fiscal year, Mr. Johnson requested that his short-term incentive target opportunity be reduced to 75% of salary, in alignment with the target incentive opportunities of the remainder of the NEOs. While this change did not officially take place until the 2021 fiscal year, Mr. Johnson had requested that his 2020 short-term incentive award also reflect a target incentive level of 75% of salary.

Incentive Plan Awards (NEOs)

The Named Executive Officers are eligible for grants of RSUs under the RSU Plan, PSUs under the PSU Plan and Options under the Stock Option Plan. A summary of the material provisions of each plan is included in Schedule "A" to this Information Circular.

Restricted Share Unit Plan

The RSU Plan was adopted in 2011. Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share. Pursuant to the RSU Plan, unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted. The Compensation Committee has the authority to determine other vesting periods for RSUs granted, provided that the vesting periods for RSUs granted after June 8, 2018 will be the minimum periods permitted under the RSU Plan.

RSUs may be granted by the Compensation Committee, which administers the RSU Plan, to executive officers and employees of the Company. Non-Employee Directors (being any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies) are not eligible to participate in the RSU Plan but instead participate in the DSU Plan (as defined below). When considering the grant of RSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of RSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

Performance Share Unit Plan

In 2019, Shareholders approved the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan. Non-Employee Directors are not eligible to participate in the PSU Plan. The PSU Plan has been established to assist the Company in the recruitment and retention of highly qualified executives, employees and eligible consultants and to motivate and reward plan participants to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

PSUs may be granted by the Compensation Committee, which administers the PSU Plan, to the Company's executives, employees and other eligible consultants under the PSU Plan. When considering the grant of PSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of PSUs to the executive officer. The Compensation Committee also considers the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

Stock Option Plan

The Stock Option Plan is a broadly-based employee stock option plan. The Stock Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. Under the Stock Option Plan, Non-Employee Directors are no longer eligible to participate in the Stock Option Plan and instead participate only in the Company's DSU Plan. The Compensation Committee believes that the Stock Option Plan aligns the interests of the officers of the Company with Shareholders by linking a component of executive compensation to the long-term performance of the Common Shares. When considering the grant of Options to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of Options to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding Options, RSUs and PSUs under each plan.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards (comprised of Options) outstanding as at December 31, 2021.

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards(3)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the-money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	271,739	6.25	07-May-2026	0.00	-	-	-
Michael	1,361,868	4.65	22-Dec-2029	449,416	-	-	-
Cinnamond	142,857	6.25	07-May-2026	0.00	-	-	-
Roger Richer	142,857	6.25	07-May-2026	0.00	-	-	-
Thomas Garagan	142,857	6.25	07-May-2026	0.00	-	-	-
Dennis Stansbury	142,857	6.25	07-May-2026	0.00	-	-	-
William Lytle	1,361,868	4.65	22-Dec-2029	449,416	-	-	-
	142,857	6.25	07-May-2026	0.00	-	-	-

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2021, which was $4.98, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs and PSUs was calculated by multiplying the number of unvested RSUs and PSUs, respectively, by the market value of the closing price of the underlying shares on December 31, 2021, which was $4.98. In respect of PSUs, this table assumes a Performance Percentage of 100%.

(3) This table sets forth all Options, RSUs and PSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2021, but does not include the following Options, RSUs and PSUs granted to Mr. Johnson and each Named Executive Officer on March 31, 2022 with respect to Options granted in respect of 2021 compensation and on April 4, 2022 with respect to RSUs and PSUs granted in respect of 2021 compensation: (i) no Options were granted to Mr. Johnson and 147,929 Options were granted to each Named Executive Officer other than Mr. Johnson; (ii) 424,448 RSUs granted to Mr. Johnson and 127,334 RSUs granted to each Named Executive Officer other than Mr. Johnson; and (iii) 424,448 PSUs granted to Mr. Johnson and 127,334 PSUs granted to each Named Executive Officer other than Mr. Johnson. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company.

(4) For more information on the Stock Option Plan, RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2021.

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards(2)		Non-equity
	Number of Securities Underlying Options Vested	Value Vested During the Year ($)(1)	Number of Shares or Units of Share Vested	Value Vested During the Year ($)(3)	Incentive Plan Compensation - Value Earned During The Year ($)(4)
Clive Johnson	-	-	615,316	3,603,877	975,000
Michael Cinnamond	47,619	-	198,883	1,176,361	487,500
Roger Richer	47,619	-	198,883	1,176,361	450,000
Thomas Garagan	47,619	-	198,883	1,176,361	450,000
Dennis Stansbury	47,619	-	191,916	1,143,198	450,000
William Lytle	47,619	-	198,883	1,176,361	650,000

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2021, which was $4.98, and the Option exercise price, by the number of Options that vested during the year.

(2) This table sets forth the value of all RSUs vested during the year ended December 31, 2021. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company. No PSUs vested during the year.

(3) These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2021. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

(4) Annual incentive amounts, paid in cash in April, 2022, for services performed for the financial year ended December 31, 2021. Annual incentives are paid in the first six months of the year following the fiscal year to which the services relate.

Deferred Compensation Plans

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

Summary of Named Executive Officer Employment Agreements

The Company has entered into executive employment agreements with each of the NEOs as of the date of the original agreements below. The executive employment agreements continue indefinitely until terminated in accordance with the terms thereof and the annual salary prescribed thereunder is subject to annual review. The NEOs are entitled to participate in and receive all rights and benefits under any benefit plans maintained by the Company for employees generally.

Name	Position	Date of Employment Agreement	Annual Salary
Clive Johnson	President and CEO	October 22, 2007	$1,300,000
Michael Cinnamond	Senior Vice President, Finance and CFO	July 1, 2013	$650,000
William Lytle	Senior Vice President, Operations and COO	December 1, 2010	$650,000
Roger Richer	Executive Vice President, General Counsel and Secretary	October 22, 2007	$600,000
Thomas Garagan	Senior Vice President, Exploration	October 22, 2007	$600,000
Dennis Stansbury	Senior Vice President, Engineering and Project Evaluations	October 22, 2007	$600,000

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination of employment without cause or resignation for "good cause". In the event that a Named Executive Officer's employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks' written notice for "good cause", the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months' annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants.

For purposes of the employment agreements, the definition of "good cause" means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee's position; (ii) a material reduction in the employee's responsibilities; (iii) a reduction in the employee's annual salary; (iv) a failure by the Company to continue the employee's participation in the Company's benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a "change of control" of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer's annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two multiplied by the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants. Such compensation is required to be paid as soon as practicable following the Named Executive Officer's date of resignation.

For the purposes of the employment agreements, a "change of control" means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares; (ii) the removal of more than 50% of the incumbent Board of Directors, or the election of a majority of the directors to the Board of Directors that were not nominees of the incumbent Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination of employment without cause, including resignation for "good cause" (or for "Good Reason" as defined in the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable), or within 18 months of a change of control, assuming termination of employment on December 31, 2021. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the Stock Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see "Schedule "A" of this Information Circular.

Termination of Employment Without Cause

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	1,300,000	11,088,208	12,388,208
Michael Cinnamond	650,000	3,574,324	4,224,324
Roger Richer	600,000	3,515,889	4,115,889
Tom Garagan	600,000	3,516,217	4,116,217
Dennis Stansbury	600,000	3,526,517	4,126,517
William Lytle	650,000	3,646,012	4,296,012

Notes:

(1) Equal to 12 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2021.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to: (i) 12 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable (a) on termination of employment without cause under the RSU Plan and (b) on termination of employment without cause or resignation for good reason under the PSU Plan, it has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0- 200%. This table assumes a Performance Percentage of 100%. This amount includes RSUs and PSUs granted in respect of the Company's 2021 compensation.

Termination of Employment Following Change of Control

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	2,600,000	14,676,416	17,276,416
Michael Cinnamond	1,300,000	4,898,648	6,198,648
Roger Richer	1,200,000	4,781,777	5,981,777
Tom Garagan	1,200,000	4,782,434	5,982,434
Dennis Stansbury	1,200,000	4,803,034	6,003,034
William Lytle	1,300,000	5,042,024	6,342,024

Notes:

(1) Equal to 24 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2021.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to (i) 24 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two multiplied by the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination of employment following change of control under the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable, it has been assumed that: (a) all unvested RSUs have been deemed to vest on the termination date; (b) a Performance Percentage of 100%, being the target Performance Percentage, has been applied to vested PSUs as at the termination date (the Compensation Committee has discretion to determine a Performance Percentage from 0-200%); and (c) all unvested Options immediately vest as at the termination date. This amount includes RSUs and PSUs granted in respect of the Company's 2021 compensation.

Director Compensation

Deferred Share Unit Plan

On December 13, 2017, the Board approved a cash-settled Deferred Share Unit Plan for directors (the "DSU Plan"). The DSU Plan was amended by the Board on August 10, 2021 to implement certain non-material amendments concurrent with the adoption of the DRPU Plan (as defined below), including to provide participants with flexibility to nominate up to four redemption dates (not to exceed the existing redemption date timeframes) and to address the application of both US and Canadian tax laws in certain circumstances.

Non-executive directors are not eligible to participate in the Stock Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an "Eligible Person") is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

• The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a "Participant"). The number of DSUs to be credited to a Participant's account, and the date on which such DSUs will be credited to such Participant's account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

• A Participant may elect to receive 50% or 100% of such Participant's total cash compensation earned in the applicable financial year (the "Elected Amount") in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant's account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant's account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

• On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with "dividend equivalent" DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

• On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs set forth on the redemption notice, or, if no redemption notice is received, as recorded to such Participant's account, net of any applicable withholding tax.

• In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant's death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant's account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

Restricted Phantom Unit Plan for Directors

On August 10, 2021, the Board approved a cash-settled Restricted Phantom Unit Plan for Directors (the "DRPU Plan"). Any Eligible Person is able to participate in the DRPU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Grant of DRPUs

• The Board shall administer the DRPU Plan and may grant restricted phantom units ("RPUs") to an Eligible Person whose services to the Company are sufficient to warrant participation in the DRPU Plan (a "Designated Participant"). The Board may from time to time grant RPUs to such Designated Participants as may be determined by the Board in its sole direction with effect from such dates as the Board may specify in the grant notice.

Vesting of RPUs

• The Board shall determine the vesting dates and proportion of RPUs to vest on each such vesting date at the time of such grant, and shall specify the vesting dates in the grant notice (each such date a "Designated Vesting Date"), provided that each Designated Vesting Date shall be no later than the third anniversary of the applicable grant date.

• RPUs and any dividend equivalent RPUs shall vest on the earliest of the Designated Vesting Date, the Change of Control Date (as defined in the DRPU Plan), the death of a Designated Participant or such other date as the Board may determine.

Dividend Equivalents

• On any date on which a cash dividend is paid on the Common Shares, Designated Participants who have RPUs credited to their accounts as of the record date for such dividend will be credited with "dividend equivalent" RPUs, calculated in accordance with the terms of the DRPU Plan.

Redemption of RPUs

• RPUs shall be redeemed on the redemption date, being the date that is two business days following the vesting date. On the applicable redemption date, the Company shall redeem all vested RPUs by paying to the Designated Participant an amount of cash equal to the number of vested RPUs multiplied by the market value on the vesting date, calculated in accordance with the DRPU plan, net of any withholding tax or statutory deductions.

• If a Designated Participant has terminated service prior to the vesting date of any RPUs, such RPUs shall continue and shall vest after the separation date on the scheduled Designated Vesting Dates.

• In the event of a Change of Control (as defined in the DRPU Plan), all unvested RPUs shall immediately vest and the Company shall redeem all such vested RPUs by paying to each such Designated Participant a cash amount equal to the market value of such vested RPUs, calculated in accordance with the DRPU Plan, as of the Change of Control Date.

Share Ownership Guidelines

As described in this Information Circular under "Share Ownership Guidelines", on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. For the Company's directors, each director is required to own Common Shares having an aggregate value equal to three times of the then current total annual retainer payable to the directors of the Company (the "Director Ownership Requirement"). Compliance with the Director Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their appointment or election to the Board, as applicable; and (ii) May 8, 2021. In the event of an increase in an individual's annual retainer following such five year period, he or she will have one year from the date of such increase to satisfy the increased Director Ownership Requirement. Since non-executive directors of the Company are eligible to participate in the DSU Plan and DRPU Plan, DSUs and RPUs granted to such directors are also used in determining their Director Ownership Requirement. Once an individual's level of Common Share or Common Share- equivalent ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, as at the Record Date, all of the Company's non-executive directors (other than Liane Kelly who has until January 1, 2025 to meet the Director Ownership Requirement) currently meet, and most vastly exceed, the applicable Director Ownership Requirement.

Director	Shareholding Requirement	Current Shareholdings as at the Record Date
		# of Common Shares	# of DSUs	# of RPUs	Total Value ($)(1)	Multiple of Retainer
Robert Cross	3x Annual Retainer	97,160	253,992	40,000	2,264,770	7.4 x
Robert Gayton	3x Annual Retainer	170,000	230,043	0	2,316,249	10.5 x
Jerry Korpan	3x Annual Retainer	2,800,000	205,800	0	17,403,582	89.2 x
Kevin Bullock	3x Annual Retainer	72,133	191,887	13,913	1,609,232	9.8 x
George Johnson	3x Annual Retainer	500,000	308,709	0	4,682,425	26 x
Bongani Mtshisi	3x Annual Retainer	22,800	232,614	27,826	1,639,960	9.1 x
Robin Weisman	3x Annual Retainer	2,121	205,800	0	1,203,863	6.3 x
Liane Kelly(2)	3x Annual Retainer	0	122,912	27,826	872,773	5.3 x

Notes:

(1) The values in this column were calculated by adding the number of Common Shares and the number of DSUs and RPUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to the Record Date.

(2) Liane Kelly was appointed to the Board effective January 1, 2020. Under the terms of the Share Ownership Guidelines, Ms. Kelly must meet the Director Ownership requirement prior to January 1, 2025.

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company, and with a goal to achieve the objectives of retaining skilled, experienced and dedicated directors. The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director. In 2020, Lane Caputo provided a review of current market practices regarding director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for directors.

Effective January 1, 2021 and for the year ended December 31, 2021, the non-executive directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer ($)
Board Member	150,000
Chair of the Board (additional retainer)	100,000
Chair of the Audit Committee (additional retainer)	40,000
Chair of the Compensation Committees (additional retainer)	40,000
Chair of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	30,000
Chair of the Corporate Governance and Nominating Committee (additional retainer)	25,000
Member of the Audit Committee (additional retainer)	15,000
Member of the Compensation Committee (additional retainer)	15,000
Member of the Corporate Governance and Nominating Committee (additional retainer)	15,000
Member of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	15,000

Other than the foregoing, no additional cash fees are paid to any of the directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors.

Director Compensation Table

During the year ended December 31, 2021, non-executive directors of the Company accrued a total of $1,600,000  in annual retainers. As at December 31, 2021, the non-executive directors held Options to purchase an aggregate of 75,000 Common Shares, which were previously granted under the amended and restated Stock Option Plan dated May 7, 2015 (the "2015 Plan") but have not expired as at December 31, 2021, which equates to 0.01% of the Company's issued and outstanding Common Shares, at an exercise price of $3.66 per Common Share. As at December 31, 2021, 1,595,829 DSUs and no RPUs have been granted to non-employee directors under the DSU Plan and the DRPU Plan, respectively.

The following table sets out all amounts of compensation for non-executive directors of the Company for the year ended December 31, 2021. Directors who are also Named Executive Officers are not entitled to any compensation for their services as a director.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Robert Cross	305,000	230,000	Nil	Nil	44,793	579,793
Robert Gayton	220,000	160,000	Nil	Nil	36,165	416,165
Jerry Korpan	195,000	160,000	Nil	Nil	31,428	386,428
Bongani Mtshisi	180,000	160,000	Nil	Nil	41,989	381,989
Kevin Bullock	165,000	160,000	Nil	Nil	31,428	356,428
George Johnson	180,000	160,000	Nil	Nil	48,126	388,126
Robin Weisman	190,000	160,000	Nil	Nil	31,428	381,428
Liane Kelly	165,000	160,000	Nil	Nil	17,685	342,685

Notes:

(1) Represents aggregate cash fees earned as directors of the Company for the year ended December 31, 2021. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the "Fees Earned" column are the fees the directors elected to receive in cash and the amounts directors elected to receive in DSUs instead of cash, as applicable.

(2) All share-based awards listed in the table above consist of DSUs or RPUs that have been granted to each non-employee director under the DSU Plan and DRPU Plan for services performed in their capacity as directors for the year ended December 31, 2021, in addition to fees earned, see "Deferred Share Unit Plan" and "Restricted Phantom Unit Plan for Directors" in this Information Circular. This includes 125,217 DSUs and 109,565 RPUs in the aggregate granted to directors on March 29, 2022 as compensation for services performed in their capacity as directors in 2021.

(3) Fair value of the DSUs and RPUs was calculated based on number of DSUs multiplied by the five-day VWAP for the period ending on the date of such grant.

(4) The amounts listed in this table comprise of dividend equivalent DSUs and RPUs for each non-employee director to be credited pursuant to the terms of the DSU Plan and the DRPU Plan, respectively, for 2021.

(5) See the "Summary Compensation Table" above for details of Mr. Johnson's compensation in his capacity as a Named Executive Officer. Directors who are also Named Executive Officers are not entitled to any compensation for their services as director.

Incentive Plan Awards (Directors)

Outstanding Option-based and Share-based Awards

The following table sets out, for each non-executive director of the Company, the share-based awards (comprised of DSUs granted under the DSU Plan and RPUs granted under the DRPU Plan) and the option-based awards (comprised of Options granted under the 2015 Plan) outstanding as at December 31, 2021.

As noted under "Deferred Share Unit Plan" in this Information Circular, non-executive directors of the Company may elect to receive a portion of their compensation in DSUs instead of cash. Pursuant to the terms of the DSU Plan, DSUs granted to the directors of the Company vest immediately upon grant but are not redeemable until the date on which the director ceases to provide services to the Company.

Pursuant to the terms of the DRPU Plan, RPUs vest on the earliest of the Designated Vesting Date, the Change of Control Date, the death of the Designated Participant or as the Board may otherwise determine, provided that each such Designated Vesting Date shall be no later than the third anniversary of the applicable grant date. Vested RPUs are redeemable two business days following the vesting date.

Outstanding Share-based Awards and Option-based Awards
Name(3)	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)(2)
Robert Cross	Nil	Nil	N/A	N/A	0	0	1,187,376
Robert Gayton	Nil	Nil	N/A	N/A	0	0	944,193
Jerry Korpan	Nil	Nil	N/A	N/A	0	0	831,944
Bongani Mtshisi	Nil	Nil	N/A	N/A	0	0	1,085,879
Kevin Bullock	Nil	Nil	N/A	N/A	0	0	831,944
George Johnson	Nil	Nil	N/A	N/A	0	0	1,273,052
Robin Weisman	Nil	Nil	N/A	N/A	0	0	831,944
Liane Kelly	75,000	3.66	11-Jun-2022	99,000	0	0	543,950

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on the TSX on December 31, 2021, which was $4.98, and the Option exercise price, by the number of outstanding Options (both vested and unvested). Where the difference is negative, the Options are not in-the-money and no value is reported.

(2) Includes the value of DSUs which have been granted to each non-employee director under the DSU Plan for services performed that are outstanding as at December 31, 2021, calculated based on the $4.98 closing price of the Common Shares on the TSX on December 31, 2021, but does not include dividend equivalent DSUs to which each non-employee director is entitled to be credited pursuant to the terms of the DSU Plan for 2021. There were no RPUs outstanding as at December 31, 2021. This does not include 125,217 DSUs and 109,565 RPUs granted to directors in the aggregate on March 29, 2022 as compensation for services performed in their capacity as directors in 2021.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above. Further, Liane Kelly became a director of the Company as of January 1, 2020 and as of December 31, 2021, she held 75,000 Options with an exercise price of $3.66 which were granted to Ms. Kelly prior to her appointment as a director of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested during the year ended December 31, 2021.

Incentive Plan Awards - Value Vested or Earned During the Year
Name(3)	Option-based Awards		Share-based Awards(4)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	Nil	Nil	57,234	274,794	Nil
Robert Gayton	Nil	Nil	40,834	196,165	Nil
Jerry Korpan	Nil	Nil	39,869	191,428	Nil
Bongani Mtshisi	Nil	Nil	45,436	223,240	Nil
Kevin Bullock	Nil	Nil	39,869	191,428	Nil
George Johnson	Nil	Nil	60,571	296,878	Nil
Robin Weisman	Nil	Nil	39,869	191,428	Nil
Liane Kelly	Nil	Nil	49,797	239,560	Nil

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2021, which was $4.98 and the Option grant price, by the number of Options vested during the year.

(2) These figures represent the total value vested in the DSUs held by the directors, during the year ended December 31, 2021. Fair value of the DSUs were calculated by multiplying the number of granted DSUs by the market value of the underlying shares on the grant date. There were no RPUs outstanding as at December 31, 2021. This does not include 125,217 DSUs and 109,565 RPUs granted to directors in the aggregate on March 29, 2022 as compensation for services performed in their capacity as directors in 2021.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above.

(4) As noted under "Deferred Share Unit Plan" and "Restricted Phantom Unit Plan for Directors", non-executive directors of the Company participate in the DSU Plan and DRPU Plan. For information relating to the DSUs and RPUs that have been granted to each director under the DSU Plan and DRPU Plan for services performed for the year ended December 31, 2021, please see "Executive Compensation - Director Compensation" in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by directors pursuant to the DSU Plan are not redeemable or payable until such director ceases to provide services to the Company. RPUs held by directors pursuant to the DRPU Plan will vest upon the earlier of the Designated Vesting Date (not to exceed the third anniversary of the grant date), the Change of Control Date, the death of the Designated Participant or as otherwise determined by the Board, and are redeemable two business days thereafter.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information and Burn Rate Information

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans	Options: 34,488,688	$4.75	6,130,875
approved by Shareholders(1)	RSUs: 3,679,121	N/A(4)	3,687,002
	PSUs: 3,206,485	N/A(4)	6,793,515
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	41,629,798	N/A	16,611,392

Notes:

(1) Represents Common Shares issuable under the Stock Option Plan, the RSU Plan and the PSU Plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(2) Represents Common Shares remaining available for future issuance under the Stock Option Plan, the RSU Plan and the PSU Plan (collectively, "All Company Plans"), in each case as at December 31, 2021. Pursuant to the Stock Option Plan, as at December 31, 2021, the Company was authorized to issue up to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Stock Option Plan as at December 31, 2021 was 6,130,875 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to: (i) 25,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully- paid Common Share; and (ii) 10,000,000 Common Shares on vesting of PSUs under the PSU Plan. As at December 31, 2021, there were: (i) 3,687,002 RSUs available for future issuance under the RSU Plan; and (ii) 6,793,515 Common Shares on vesting of PSUs available for future issuance under the PSU Plan. As the maximum number of Common Shares reserved for issuance under All Company Plans may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the Stock Option Plan, the RSU Plan or the PSU Plan, respectively, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(3) For more information regarding each of the plans, please see a description of each plan at Schedule "A" to this Information Circular.

(4) Since RSUs and PSUs do not have an exercise price, they are not factored into the weighted average price calculation.

The following table sets out the annual burn rate percentages in respect of equity securities under the Company's Stock Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2021, 2020 and 2019 calculated in accordance with the TSX Company Manual:

Security	Annual Burn Rate(1)(2) Security Based Compensation Arrangement
	2021	2020	2019
Options	1.84%	0.04%	0.47%
RSUs	0.13%	0.18%	0.29%
PSUs	0.12%	0.17%	N/A

Notes:

(1) The burn rates for the Stock Option Plan, the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

(2) Does not include Options, RSUs and PSUs granted in 2022 in respect of 2021 compensation.

B2Gold Incentive Plan

On June 29, 2007, the Company established the B2Gold Incentive Plan for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Plan, at such time being Messrs. Clive Johnson, Roger Richer and Tom Garagan, options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the B2Gold Incentive Plan at a price of $0.02 for gross proceeds of $99,100. Since then, Common Shares have been issued out of the B2Gold Incentive Plan as follows: (i) on July 5, 2011, 1,000,000 Common Shares; (ii) on May 28, 2012, 500,000 Common Shares; (iii) on May 1, 2014, 750,000 Common Shares; and (iv) on June 2, 2016, 1,000,000 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former executive officers, directors and employees of the Company and its subsidiaries, proposed nominees for election as a director of the Company or any associates of any such executive officers, directors, or proposed nominees.

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of Shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company's corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company's approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of nine directors. The Board of Directors considers seven of the nine current directors are independent in accordance with the definition of "independence" set out in NI 52-110, as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

The seven current directors considered to be independent are Robert Cross, Robert Gayton, Jerry Korpan, Bongani Mtshisi, Kevin Bullock, Robin Weisman, and George Johnson. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and CEO of the Company. Liane Kelly is not considered to be independent as she had a material relationship with the Company, due to her role as the Company's corporate social responsibility advisor from 2011 to June 2020. Accordingly, the Board considers that a majority of the directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the "Exchange Act").

The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. Since January 1, 2020, the independent directors have held one such meeting, without the presence of management or non-independent directors. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company's management.

Mr. Robert Cross, an independent director, is Chair of the Board and presides as such at each Board meeting. The Chair's role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	Vanadian Energy Corp. (formerly Uracan Resources Ltd.) BeMetals Corp.
Robert Cross	Standard Lithium Ltd.
Robert Gayton	Amerigo Resources Ltd.
Kevin Bullock	Anaconda Mining Inc.
George Johnson	Hecla Mining Company
Robin Weisman	Nomad Royalty Company Ltd.
Liane Kelly	AEX Gold Inc.

The attendance record for each current director for all Board meetings and for committee meetings of which they are or were a member, held from January 1, 2021 to December 31, 2021 is set out below:

Director	Board Meetings	Audit Committee ("AC") Meetings	Compensation Committee ("CC") Meetings	Corporate Governance and Nominating Committee ("CGNC") Meetings	Health, Safety, Environmental, Social and Security Committee ("HSESSC") Meetings
Clive Johnson	9/9	N/A	N/A	N/A	N/A
Robert Cross (CC, CGNC)	9/9	N/A	4/4	3/4(1)	N/A
Robert Gayton (AC, CC, CGNC)	9/9	4/4	4/4	4/4	N/A
Jerry Korpan (AC, CGNC, HSESSC)	9/9	4/4	N/A	4/4	5/5
Bongani Mtshisi (CC, HSESSC)	9/9	N/A	4/4	N/A	5/5
Kevin Bullock (AC)	9/9	4/4	N/A	N/A	N/A
George Johnson (HSESSC)	9/9	N/A	N/A	N/A	5/5
Robin Weisman (CGNC, HSESSC)	9/9	N/A	N/A	4/4	5/5
Liane Kelly (HSESSC)	9/9	N/A	N/A	N/A	5/5

Notes:

(1) Due to travel restrictions resulting from the COVID-19 pandemic, Mr. Cross was unable to attend one CNGC meeting due to the scheduled time of the meeting and the time zone in which he was located.

Board Charter and Position Descriptions

A copy of the Charter of the Board of Directors is attached as Schedule "B".

The Board has developed written position descriptions for the Chair of the Board and the chair of each committee of the Board. The responsibilities of the Chair of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and CEO. The responsibilities of the President and CEO include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Director Skills and Experience

The Board of Directors and the Corporate Governance and Nominating Committee review the experience, qualifications and  skills of our directors each  year to  ensure  that the  composition  of  the  Board of Directors  and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals.

Board Skill Matrix, Profile and Committee Membership

Board Skill Matrix, Profile and Committee Membership		Clive Johnson	Robert Cross	Robert Gayton	Jerry Korpan	Bongani Mtshisi	Kevin Bullock	George Johnson	Robin Weisman	Liane Kelly
Experience and Skills	Strategy & Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Governance & Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Executive Management / Senior Officer Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Financial Acumen		✓	✓	✓		✓	✓	✓
	M&A Execution	✓	✓	✓	✓		✓	✓	✓	✓
	Mining Operations Experience					✓	✓	✓
	Multi-jurisdictional Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Human Resources & Executive Compensation		✓	✓	✓	✓		✓		✓
	Health and Safety				✓	✓	✓	✓	✓
	Environment and Sustainability		✓	✓	✓	✓	✓	✓	✓	✓
	Government and Regulatory Affairs	✓	✓	✓		✓	✓		✓
	Communications, Investor, Public Relations	✓	✓	✓	✓		✓		✓

Board Skill Matrix, Profile and Committee Membership		Clive Johnson	Robert Cross	Robert Gayton	Jerry Korpan	Bongani Mtshisi	Kevin Bullock	George Johnson	Robin Weisman	Liane Kelly
Composition	Independence	CEO	✓	✓	✓	✓	✓	✓	✓
	Board Tenure	15	14	14	14	10	8	5	4	2
	Age	64	63	82	76	43	57	73	65	57
	Gender	M	M	M	M	M	M	M	F	F
Board Committees	Audit Committee			C	✓		✓
	Compensation Committee		C	✓		✓
	Corp. Gov. and Nominating Committee		✓	✓	✓				C
	HSE, Social and Security Committee				✓	✓		C	✓	✓

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company's business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. In addition, new directors are required to meet with management of the Company to discuss and better understand the Company's business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non- technical directors. During 2021, the Corporate Governance and Nominating Committee received a seminar from the Company's professional advisors regarding corporate governance matters.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise and in alignment with the Company's succession planning activities and diversity objectives (see "Diversity" and "Board Renewal" below). The Corporate Governance and Nominating Committee is currently comprised of Robin Weisman (Chair), Robert Cross, Robert Gayton and Jerry Korpan, each of whom is an independent director within the meaning of all applicable Canadian and

U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

The Corporate Governance and Nominating Committee also reviews the structure, size, effectiveness, and composition required of the Board compared to its current form and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee is refining the process of its annual assessment of directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of his or her specified term of office as well as the continuation in office of any director, having due regard to his or her performance and ability to continue to contribute to the Board. Further, the Corporate Governance and Nominating Committee, in accordance with the Company's Majority Voting Policy, considers and makes recommendations as to the acceptance of resignations tendered by directors under such policy. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee, the Compensation Committee, the HSESS Committee (as defined below), and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company's corporate governance practices as well as reviewing and assessing the Company's ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code of Business Conduct and Ethics (the "Code"), for monitoring compliance with the Code, and for reviewing and resolving any issues regarding conflicts of interest or reported violations of the Code in accordance with the Code.

Diversity

In 2020, we implemented a three-year Equitable, Diversity and Inclusivity ("EDI") Strategy. As part of this work, in late 2021, the EDI Workplace Policy was implemented, as well as a new Diversity Policy for Board and Management- level positions (the "Diversity Policy").

In our EDI Workplace Policy, we recognize the value of diversity and strive to eliminate employment barriers that interfere with the establishment of equal opportunities. We promote diversity through: global and regional leadership that is active, committed and accountable; strategies and plans to identify and remove barriers; policies that are fair, call for equal access and treatment, and inform principled decision-making and behaviour, including with respect to pay equity; training and development that support growth in the Company, providing career advancement opportunities and building talent pipelines; engagement that stimulates dialogue, awareness, education and collaboration; change by way of actionable measures that is informed by and assessed through metrics; and grievance mechanisms with remedial action in cases of proven discrimination and harassment.

Our Diversity Policy defines our approach to diversity with respect to Board and Management positions, including the identification, nomination and appointment of Board members, as well as our succession plan. "Management" is defined as appointed directors, officers, heads of department and other managers who support the Executive in carrying out our strategy and plans, assist in managing governance and risk, oversee people and/or resources and ensure our standards are implemented, maintained and reported on. This includes engineering and mining departments, but also legal, governance, sustainability, external relations, human resources, health and safety, environment, finance and accounting, information technology and other essential business functions.

The Diversity Policy sets targets of 30% for female representation on our Board and in Management-level positions. This year's director nominees include two women, representing 22% of the nominees. The Company seeks to achieve the target of 30% female directors by its 2023 Annual General Meeting. The Board will review the Diversity Policy annually to assess its effectiveness and to propose amendments to support further progress.

Board Renewal

At the Company's 2021 Annual General Meeting, Robert Cross, Robert Gayton and Jerry Korpan received less than 80% of votes in support, on the basis that certain institutional investors did not consider these directors to be sufficiently independent because of the length of their tenure, and either the director served on a key committee as a non-independent director or the Board as whole did not meet the independence voting guidelines of such investors. While the proxy advisor benchmark voting policies did not issue any negative recommendations for the election of directors in 2021, certain institutional investors with stricter voting policies cast negative votes for the directors referred to above on the basis of tenure.

Recognizing the long tenure of several of its Board members who have contributed to the success of the Company since its inception, the Corporate Governance and Nominating Committee is committed to a process of renewal and succession planning for Board members that will seek to bring fresh perspectives to the Board to facilitate the Company's continued success, while also maintaining a necessary degree of continuity for mentorship, as required, and to transition Board committee roles and responsibilities.

Since the 2021 Annual General Meeting, the Company has communicated with a number of the investors that cast negative votes for the directors on the basis of tenure to outline the value that the Company receives from its long- standing directors on the Board, while at the same time outlining the recognition that Board succession and renewal is important to the Company's continued success and outlining its plan over the upcoming year.

In addition, as part of the Company's ongoing Board succession and renewal plan, and in light of the 2021 Annual General Meeting results, the Corporate Governance and Nominating Committee engaged Heidrick & Struggles, a global executive search and leadership consulting organization that specializes in board renewal, to assist the Board in finalizing the succession priorities and identifying candidates for an orderly renewal of the Board that balances the Company's objectives, including with respect to diversity, with an optimal mix of skills, experience, independence, knowledge and cohesiveness. A key part of this succession plan in 2022 will include identifying candidates for the Board that will replace two of our long-standing founding directors as they are not expected to stand for re-election at our annual general meeting in 2023.

The Company is committed to work towards the right tenure mix on the Board, but also feel that diversity of tenure is valuable, balancing fresh voices and perspectives with the institutional knowledge, experiences, mentorship, and maintaining a level of continuity from those who have helped build B2Gold into one of the premier low cost senior gold producers.

Ethical Business Conduct

The Board has adopted a written Code for the directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company. A copy of the Code may be obtained from the Company's website at https://www.b2gold.com. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The Board, through the Company's Corporate Governance and Nominating Committee and Audit Committee, is responsible for overseeing and monitoring compliance with the Code. Each director, officer, employee, consultant and contractor of the Company and all of its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code. The questionnaire is available in English, French, and Spanish to ensure that each individual fully comprehends the compliance requirement and is confident that the reporting of any violations of the Code or related policies to a member of the Corporate Governance and Nominating Committee or senior management will be treated as confidential.

Conflict of Interest Policy

As required under the BCBCA and the Company's Articles:

• A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

• A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Disclosure, Confidentiality and Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company's commitment to timely disclosure of material information, and also assists directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company's securities are listed.

Among other matters, the policy sets out the Company's disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts. In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Whistleblower Policy

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chair of the Audit Committee or the Chair of the Board of Directors, of concerns relating to the Company's accounting, internal controls or auditing matters, violations of the Company's Anti-Corruption Policy, or compliance with applicable laws.

Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company's representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company's representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings.

The Code outlines the standards of ethical behaviour that we expect from our people and those working on behalf of the Company around the world. The Code applies to all directors, officers, employees, consultants and contractors of B2Gold and its subsidiaries and commits them to conducting business in accordance with all applicable laws, rules and regulations, and to the highest ethical standards. The Company does not tolerate bribery or corruption and is committed to acting professionally, honourably, and with integrity in all business dealings and relationships. While our Board is responsible for oversight and monitoring compliance with the Code, each individual is responsible for complying with the Code as it applies to all of Company personnel. In addition, the Company's Supplier Code of Conduct outlines our expectations of ethical behaviour from our third-party suppliers.

The Audit Committee and Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code and Anti-Corruption Policy. The Company maintains a toll-free whistleblower hotline for anonymous reporting of any suspected violations of the Code, including concerns regarding accounting, internal accounting controls or other auditing matters. Other Code violations (such as ethical conflicts, environmental issues, harassment, or discrimination) are to be reported to the Corporate Governance and Nominating Committee and executive management. In 2020, annual training was implemented globally for relevant staff on the Anti-Corruption Policy.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports to the Board and determines or makes recommendations to the Board on individual officer compensation.

The Compensation Committee is currently comprised of Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee's responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

• recommends to the Board human resources and compensation policies and guidelines for application to the Company;

• reviews and recommends any changes deemed necessary to the Company's domestic and international compensation and human resources policies and procedures;

• oversees the internal controls in the executive compensation process, including supervising controls over the gathering of information used to determine compensation, establish equity award plans and grant equity awards;

• ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflects the duties and responsibilities of members of management, (ii) is effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) is based on established corporate and individual performance objectives;

• reviews and approves the corporate goals and objectives relevant to the compensation of the CEO on an annual basis, and evaluates the CEO's performance in light of the position description for the CEO and these goals and objectives and determines, as a committee, the compensation level of the CEO based on this evaluation;

• reviews, on an annual basis, and determines, as a committee, the salary, bonus and other benefits, direct and indirect, of the President and CEO;

• reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and CEO, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are "independent" of the Company;

• identifies any risks arising from the Company's compensation policies and practices that could be reasonably likely to have a material adverse effect on the Company and ensures that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified and mitigated;

• oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and CEO;

• reviews proposed amendments to the Stock Option Plan, the RSU Plan, the PSU Plan, the DSU Plan and the DRPU Plan and reports to the Board;

• reviews and makes recommendations to the Board concerning the recommendations of the President and CEO for share based compensation to directors, executive officers, employees and consultants of the Company and its affiliates under the Company's share based compensation plans;

• annually receives from the President and CEO recommendations concerning annual compensation policies and budgets for all employees; and

• periodically reviews the adequacy and form of the compensation of directors and ensures that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company's expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chair), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an "audit committee financial expert" within the meaning of the applicable U.S. securities laws.

It is the Board of Directors' responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company's financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company's financial reporting, reviews the external auditor's evaluation of internal control policies, and reviews the effectiveness of the Company's procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company's Audit Committee, please refer to the section entitled "Audit Committee" in the Company's Annual Information Form dated March 30, 2022, which is available under the Company's profile on SEDAR at https://www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Health, Safety, Environment, Social and Security Committee

The Board of Directors has appointed the Health, Safety, Environment, Social and Security ("HSESS") Committee (the "HSESS Committee") with responsibility for ensuring that the Company implements the standards necessary for: (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the Company; (iv) oversight of climate strategy; and (v) management of the Company's physical and cyber security programs. The Board delegates to the HSESS Committee the responsibility for the Company's risk management processes related to health, safety, environmental, social, and physical and cyber security matters. In fulfilling this function, the HSESS Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight.

The HSESS Committee is currently comprised of George Johnson (Chair), Jerry Korpan, Bongani Mtshisi, Robin Weisman and Liane Kelly.

It is a requirement that the Board of Directors reviews HSESS Committee procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESS policies are reviewed no less than annually and approved by the HSESS Committee for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the HSESS Committee.

The Board maintains oversight of climate-related and other sustainability issues through the HSESS Committee. The HSESS Committee Charter expressly acknowledges its responsibility for climate-related risks and opportunities. The HSESS Committee meets quarterly with the Company's Chief Operating Officer to evaluate performance and risk management and to evaluate and update policies and procedures. In addition, at the corporate management level, the Company has established a Climate Risk Management Committee to identify climate-related risks, opportunities and priorities, and to ensure that opportunities to reduce greenhouse gas ("GHG") emissions are identified and achieved. The Climate Risk Management Committee meets with the HSESS Committee quarterly.

In February 2022, the Company published its inaugural Climate Strategy Report and Water Risk Statement, both of which are available to view or download on the Company's website at https://www.b2gold.com. The Climate Strategy Report sets out the Company's strategy for contributing to climate change action, based on the following objectives: identifying and understanding the Company's climate risks (physical and transitional); establishing and reporting progress against science informed emissions reductions targets, including maintaining an updated GHG emission inventory (Scope 1, 2 and 3 emissions); evaluating and implementing changes to the Company's energy and fuel sources to increase the proportion of renewable energy used; and continuously improving disclosure to align with the Task Force on Climate-Related Financial Disclosure (the "TCFD") recommendations. The Climate Strategy Report contains four broad categories of climate-related disclosure in line with the TCFD recommendations: climate risk management strategy, governance, risk management and data and metrics. The Climate Risk Management Committee is responsible for updating and executing the Company's climate strategy.

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and reports on such assessments to the Chair of the Board and the Board of Directors as a whole. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; Shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, "informed person" to mean any of the following: (i) a director or executive officer of a reporting issuer; (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (iii) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (iv) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company's profile on the SEDAR website located at https://www.sedar.com. The Company's financial information is provided in the Company's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's audited financial statements and related management discussion and analysis by contacting Randall Chatwin, Senior Vice President Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

SCHEDULE "A"

DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS

Restricted Share Unit Plan

The Company adopted the RSU Plan for the benefit of certain executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Adoption of the RSU Plan was part of the Company's continuing effort to build upon and enhance long- term Shareholder value. The RSU Plan reflects the Company's commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders. RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan.

As at December 31, 2021, 25,000,000 Common Shares were reserved for issuance pursuant to the RSU Plan and: (i) the Company had issued 21,312,998 RSUs under the RSU Plan (representing approximately 2.02% of the Company's then issued and outstanding share capital); (ii) 3,679,121 RSUs had been granted for which Common Shares had not yet been issued (representing approximately 0.35% of the Company's then issued and outstanding share capital); and (iii) 3,687,002 RSUs remained available for grant under the RSU Plan (representing approximately 0.35% of the Company's then issued and outstanding share capital).

Designated Participants

  Effective as of May 8, 2018, the designated participants of the RSU Plan (the "Designated Participants") are executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

Awarding RSUs

  The maximum number of Common Shares issuable under the RSU Plan is 25,000,000 Common Shares, representing approximately 2.37% of the Company's issued and outstanding share capital as at December 31, 2021.

  Furthermore, the RSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares( on a non-diluted basis) at any time; (ii) the maximum number of Common Shares issuable to insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time; and (iii) the maximum number of Common Shares issued to insiders, within any one year period, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time.

  The number of RSUs granted will be credited to the Designated Participant's account effective on the grant date.

  The Compensation Committee will credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

  If a Designated Participant's employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, a pro rata portion of the Designated Participant's RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest, based on the number of days since the grant date to the date of death, retirement, disability, termination or resignation, as the case may be, in relation to the total number of days from the grant date to such vesting date. Such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant's beneficiary or estate in accordance with the RSU Plan.

  If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

Redemption

  Once fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, if the RSU Plan is assumed by the Acquirer (as defined in the RSU Plan), an Affiliate thereof (as defined in the RSU Plan) or the successor of the Company, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  Subject to the terms of the RSU Plan, the Board may amend, suspend or terminate the RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant's rights.
  The Board may approve amendments relating to the RSU Plan, without obtaining Shareholder approval, to the extent that such amendment:
   is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

  is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan;

  changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs;

  changes the termination provisions of an RSU or the RSU Plan; or

  is an amendment of a "housekeeping nature".

  Shareholder approval will be required for the following amendments to the RSU Plan:

  increasing the number of securities issuable under the RSU Plan, other than in accordance with the terms of the RSU Plan;

  making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

  amending the restriction on transferability of RSUs;

  permitting awards other than RSUs to be made under the RSU Plan; and

  deleting or reducing the amendments that require Shareholder approval under the RSU Plan.

Adjustment

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

Performance Share Unit Plan

The Company adopted the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan.

As at December 31, 2021, 10,000,000 Common Shares were reserved for issuance pursuant to the PSU Plan and: (i) the Company had issued 3,206,485 PSUs under the PSU Plan (representing approximately 0.30% of the Company's then issued and outstanding share capital); and (ii) PSUs redeemable to acquire 6,793,515 Common Shares remained available for grant under the PSU Plan (representing approximately 0.64% of the Company's then issued and outstanding share capital).

Designated Participants

  The PSU Plan is administered by the Compensation Committee. Executive officers, employees of the Company or of certain related entities of the Company, and certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that are eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, and the permitted assigns of each such executive officer, employee or person designated by the Company (for the purposes of this section, the "Designated Participants") are eligible to participate in the PSU Plan. The Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.
  The number of PSUs granted to a Designated Participant will be credited to such Designated  Participant's account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant's account had been Common Shares, whether or not vested, divided by the market value of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

Maximum Number of Common Shares Issuable

  Under the PSU Plan, up to a maximum of 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan, representing approximately 0.95% of the Company's issued and outstanding share capital as at December 31, 2021.
  Furthermore, the PSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, shall not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis); (ii) the maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and (iii) the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

Vesting

  The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the "Performance Period"). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division thereof; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company's strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the "Performance Measures"). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.
  Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the "Performance Percentage"). Upon the determination of the Performance Percentage, the number of Common Shares issuable for each vested PSU shall be determined by multiplying the number of vested PSU by the applicable Performance Percentage.
  In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the "Additional Period"), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee's determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

  In the event that a Designated Participant's employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

Redemption

  Vested PSUs will be redeemable by the Company as soon as practicable following the vesting date and in no event will the redemption date for any vested PSU be later than 60 days following the vesting date of such PSU. The number of Common Shares issuable from treasury to a Designated Participant will be determined by multiplying the number of vested PSUs by the applicable Performance Percentage.

Transferability

  Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

Change of Control

  In the event that: (i) any person or group of persons acquires more than 20% of the Company's outstanding Common Shares; (ii) there is a consummation of a sale of all or substantially all of the Company's assets; (iii) the incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board; or (iv) there is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a "change of control" of the Company will have occurred for the purposes of the PSU Plan.
  In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control. The Compensation Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine.

Amendments to the PSU Plan

  Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants' rights).
  The Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment:
  is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;
  is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan;
  changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs;
  changes the termination provisions of a PSU or the PSU Plan; or
  is an amendment of a "housekeeping nature".
  Shareholder approval will be required for the following amendments to the PSU Plan:
  increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan;
  making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;
  amending the restriction on transferability or assignability of PSUs;
  permitting awards other than PSUs to be made under the PSU Plan; and
  deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

Adjustment under the PSU Plan

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

Stock Option Plan

The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

The Stock Option Plan is a "rolling" stock option plan and is the current incentive stock option plan of the Company. As at December 31, 2021, there were 32,488,688 Options issued and outstanding under the Stock Option Plan, representing approximately 3.08% of the Company's issued and outstanding share capital as at that date.

Under the Stock Option Plan, and taking into account the issued Options as at December 31, 2021, together with: (i) the 3,687,002 RSUs which are available for grant under the RSU Plan; (ii) the 3,679,121 RSUs which have been granted and remained outstanding under the RSU Plan; (iii) the 6,793,515 PSUs which are available for grant under the PSU Plan; and (iv) the 3,206,485 PSUs which have been granted and remained outstanding under the PSU Plan, in each case as at December 31, 2021, an aggregate 6,130,875 Common Shares are available for future Option grants in accordance with the terms of the Stock Option Plan, representing approximately 0.58% of the Company's issued and outstanding share capital as at December 31, 2021.

A summary of the material terms of the Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of the Stock Option Plan. Reference should be made to the provisions of the Stock Option Plan, with respect to any particular provision described below.

Eligible Participants

  Effective as of May 8, 2018, the eligible participants of the Stock Option Plan, subject to all applicable laws, are any officer, employee, or consultant of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a "Participant").

Awarding Options

  The maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

  Furthermore, the Stock Option Plan provides that: (i) the maximum number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant; (ii) the maximum number of Common Shares issued to insiders within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant; and (iii) the maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant.

  Options that expire unexercised or are otherwise terminated or cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan.

Vesting and Change of Control

  The vesting period of all Options shall be determined by the Board of Directors, provided that:

    Options granted to the CEO of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date;

  if there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a "change of control" will have occurred for the purposes of the Stock Option Plan;

  in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, where the person(s) acquiring control of the Company agree to assume all of the obligations of the Company under the Stock Option Plan, the Stock Option Plan and all outstanding Options will continue on the same terms and conditions, provided that for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination; and

  in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

Exercise

  Options may be exercisable for a period of up to a maximum term of:
  10 years from the grant date, in respect of Options granted prior to April 28, 2021; or
  five years from the first business day after the grant date, in respect of Options granted on or after April 28, 2021,

such period to be determined by the Board of Directors, subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the Stock Option Plan, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution.

  The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX.

Effect of Termination of Employment or Death

  Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a director will terminate immediately.

  Options held by an optionee who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) 90 days after the optionee ceases active employment with the Company; (ii) 90 days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board of Directors; or (iv) the date that the Option expires in accordance with its terms.

  In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee's death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner.

Effect of Take-Over Bid

  If a bona fide offer (the "Offer") for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee currently holding an Option that was granted prior to April 28, 2021 of the Offer with full particulars thereof; whereupon such Option that was granted prior to April 28, 2021 may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

Amendment

  The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Stock Option Plan or the Shareholders, suspend, terminate, or discontinue the Stock Option Plan at any time, except with respect to any Option then outstanding under the Stock Option Plan.
  The Board may amend or revise the terms of the Option Plans or of any Option granted under the Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: (i) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Stock Option Plan; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; (iii) be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation: (a) are amendments of a "housekeeping" nature; (b) change the vesting provisions of the Stock Option Plan or any Option; (c) change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a blackout period); and (d) change the eligible participants of the Stock Option Plan.

  The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by the Company pursuant to the Stock Option Plan; (ii) amend an Option grant to effectively reduce the exercise price or extend the expiry date; (iii) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non- Employee Director of the Company to the class of Eligible Persons; (iv) add any form of financial assistance; (v) amend the Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Stock Option Plan; or (vi) amend this provision of the Stock Option Plan.

B-1

SCHEDULE "B"
BOARD CHARTER

Please see attached.

BOARD CHARTER

Effective May 13, 2013

(as amended March 13, 2018 and February 23, 2021)

1. General

The Board of Directors (the "Board") of B2Gold Corp. (the "Company") is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company's business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company's strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company's value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2. Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1. Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a) To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves, on at least an annual basis, significant corporate strategies and objectives, taking into account the opportunities and risks of the business;

(c) Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company's business;

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(d) Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry; and

(e) Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management's responsibility or authority.

2.2 Committees

(a) The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees of the Board:

• Audit Committee;

• Corporate Governance and Nominating Committee;

• Compensation Committee; and

• Health, Safety, Environment, Social and Security Committee.

(b) Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c) The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d) Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

(e) At each Board meeting following each meeting of respective committees, the respective committee chairs shall report to the Board on the committees' activities. Minutes of committee meetings are made available to all directors  upon request and copies should be filed with the Corporate Secretary.

(f) The Corporate Governance and Nominating Committee, in conjunction with the Chair  of  the  Board  (the  "Chair"),  is  responsible  to  the  Board  for annually proposing the leadership and membership of each committee and for developing position descriptions for the chair of each board committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

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(g) The Board may from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3 Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and CEO and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to  carry out the Company's approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4 Interaction with Management

All directors have open access to the Company's senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company's business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company's  strategic and business plans.

2.5 Risk Management

The Board, with the assistance of the applicable Board committee, has the responsibility to identify and continuously understand the principal risks associated with the business and to ensure that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. It is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board, with the assistance of the Audit Committee, is responsible for  reviewing the integrity of the Company's internal controls and management information systems.

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The Board, with the assistance of the applicable Board committee, has responsibility for ensuring the implementation of appropriate risk management systems.

2.6 Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and CEO. The Board, with the assistance of the Compensation Committee, is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO's views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7 CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Compensation Committee's deliberations and voting relating to his or her compensation.

2.8 Communications

(a) All written and oral communication for and on behalf of the Company must be made in accordance with the Company's Disclosure, Confidentiality and Insider Trading Policy.

(b) The Board is responsible for approving the content of the Company's major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, any prospectuses that may be issued and significant press releases.

(c) The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual directors may, from time to time, be requested by management to assist with such communications.

(d) It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

(e) The Board is responsible for determining appropriate measures for receiving feedback from stakeholders. The Board shall provide contact information on the website of  the  Company of  the independent  director  responsible for presiding over meetings of the independent directors pursuant to section 2.11(h)(4), or the independent directors as a group, who will receive feedback from shareholders and report to the whole Board on a regular basis on the feedback received.

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2.9 Board Performance Evaluation

(a) The Board is responsible for periodically conducting a self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

(b) The Board, with the assistance of the Corporate Governance and Nominating Committee, will assess regularly the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

2.10 Board Orientation and Continuing Education

The Board, with the assistance of the Corporate Governance and Nominating Committee and management, will ensure that all new directors receive a comprehensive orientation and existing directors receive ongoing continuing education so that directors may maintain or enhance their skills and abilities as directors.

2.11 Board Independence

The Board must have the capacity, independently of management, to fulfill the Board's responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a) The recruitment of strong, independent directors, who shall compose a majority  of not less than two thirds of the Board;

(b) The Chair should be independent. Where the Chair is not an independent  director, an independent director shall be appointed to act as lead director and to ensure that the Board's agenda will enable it to successfully carry out its duties;

(c) The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee;

(d) Any director who is deemed independent and whose circumstances change such that  he or she  might  be considered  to no longer be an  independent  director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

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(e) The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(f) The Compensation Committee leads the CEO evaluation process;

(g) The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are comprised of fully independent directors, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements;

(h) Meetings of independent directors:

(1) The independent directors meet regularly as a group, without the  presence of management or non-independent directors, at such times as they consider appropriate;

(2) The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss  with management present;

(3) If one director is chosen to preside at all the meetings of the independent directors, his or her name must be disclosed. Alternatively, if the same individual is not the presiding director at every meeting, the Company must disclose the procedure by which a presiding director is selected for each meeting; and

(4) The Company must disclose a method for interested parties to communicate directly with the presiding director or with the independent directors as a group; and

(i) Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director's time and availability for his or her commitment to the Company. Each director should advise the chair of the Corporate Governance and Nominating Committee and the CEO before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director's relationship to the Company.

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2.12 Board Size and Composition

(a) Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee, approved by the entire Board and elected annually by the shareholders.

(b) A majority of not less than two thirds of the directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements.

(c) The Board is committed to reviewing its size periodically, with the assistance of the Corporate Governance and Nominating Committee, and currently considers nine directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d) The Chair will be selected by the Board. The Board may select the CEO as Chair if that seems best for the Company at a given point in time, subject to Section 2.11(b) of this Board Charter.

2.13 Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate, in accordance with applicable corporate law requirements.

2.14 Board Diversity

The Company believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, age, race, ethnicity and cultural background. The Company seeks to maintain a Board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which  the Company operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge, backgrounds and personal qualities, including an appropriate number of women directors. The Board, with the assistance of the Corporate Governance and Nominating Committee, will give particular consideration to diverse candidates who fulfill the qualifications criteria.

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2.15 Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company's auditors.

2.16 Code of Business Conduct and Ethical Behavior

All directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company are bound by the Company's Code of Business Conduct and Ethics (the "Code"). All such individuals shall review the Code and directors and officers acknowledge their support and understanding of the Code. The Corporate Governance and Nominating Committee is responsible for overseeing and monitoring compliance with the Code. The Board will receive updates on all reported violations of the Code and is responsible for considering any requests for a waiver of the Code with respect to any executive officer or director.

2.17 Board Meetings

(a) The Board meets on at least a quarterly basis.

(b) The Chair, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(c) The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(d) The Board may adopt the use of consent resolutions for its convenience from  time to time, in accordance with the provisions of the Company's articles.

(e) A majority of the number of the directors holding office present constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(f) A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(g) Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

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(h) Directors are expected to attend all meetings of the Board and the Board committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.18 Special Meetings of the Board

(a) Special meetings of the Board may be held at any time at the call of the Chair  and the CEO, or any two directors.

(b) Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.19 Board Minutes

The Chair and the CEO shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.20 Information for Board Meetings

(a) All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b) Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, prior to the meeting.

(c) Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d) Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

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(e) It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f) Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

2.20 Board Charter Evaluation

The Board shall periodically review this Board Charter and may update it as required to reflect changes as required by securities regulatory agencies or stock exchanges, or so as to reflect industry standards or corporate practices.

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C-1

 SCHEDULE "C"

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Circular includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, objectives, strategies, intentions and expectations; projections and forecasts; estimates; schedules; plans; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital and operating costs, and budgets; board renewal; and the impact of the COVID-19 pandemic on our operations. All statements in this Information Circular that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Information Circular.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to herein and under "Risk Factors" and elsewhere in the Company's Annual Information Form dated March 30, 2022, which can be found on the Company's profile at https://www.sedar.com.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date of such statement, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the impact of COVID-19 and the restrictions relating thereto on our development and exploration activities, operations and workforce; the continued health, availability and cost of labour; the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; the continued ability to access our sites; the ability to maintain the social license to operate; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance and speak only as of the date of such statement. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward- looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Information Circular are qualified by these cautionary statements.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

North America Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email

assistance@laurelhill.com